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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez SA, DeCV

*CURRENT ADDRESS

PROCESSED

MAY 21 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3818 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DATE : 5/17/02


HERDEZ

with all
trust...

ANNUAL REPORT 2001

Vision

To be a group that endures the pass of time by generating profits and increasing market share, through the trust placed in the *ability of its people and the capacity of its organization.*

our reason to be

Mission

To serve for the benefit of the Grupo Herdez, the shareholders, and society, by searching for a perfection that manages to globally expand each one of our brands and products' leading position, so as to always earn a profit in every transaction.

index

move
towards...

Becoming more efficient.

Offer better products and services.

Be a global company.



...is

HERDEZ

relevant financial information

Expressed in thousands of constant pesos as of December 31st, 2001

Grupo Herdez	2001	2000	1999
Sales in terms of no. of boxes (thousands)	**26,232**	25,222	24,628
Increase vs. previous year	**4.00%**	2.41%	4.33%
Net Sales	**3,918,860**	4,078,642	4,115,332
Increase vs. previous year	**-3.92%**	-0.89%	0.22%
Cost of Sales	**2,199,412**	2,283,372	2,503,188
As a percentage of sales	**56.10%**	55.98%	60.83%
Gross Profit	**1,719,448**	1,795,274	1,612,144
As a percentage of sales	**43.90%**	44.02%	39.17%
Operating Expenses	**1,289,784**	1,243,464	1,119,839
As a percentage of sales	**32.90%**	30.49%	27.21%
Operating Profit	**429,665**	551,810	492,305
Operating Margin	**11%**	13.5%	11.96%
Increase vs. previous year	**-22.14%**	12.08%	29.50%
Oper. profit plus dep. & amort. (EBITDA)	**528,728**	644,401	577,254
As a percentage of sales	**13.50%**	15.80%	14.03%
Integral Cost of Financing	**76,407**	105,367	68,364
Profit before taxes & profit sharing	**382,303**	468,976	435,672
As a percentage of sales	**9.80%**	11.50%	10.59%
Consolidated Net Profit	**243,147**	297,775	308,111
Consolidated Net Margin	**6.20%**	7.30%	7.49%
Net Profit	**131,484**	180,306	183,533
Net Margin	**3.36%**	4.42%	4.46%
Increase vs. previous year	**-27.1%**	-1.8%	19.8%
Fixed Assets	**1,788,985**	1,799,416	1,669,655
Total Assets	**3,847,845**	3,869,798	3,756,338
Total Liabilities	**1,949,765**	1,921,548	1,472,680
Bank Debt	**1,103,004**	1,114,975	1,069,215
Total Equity	**1,898,080**	1,948,250	2,283,658

Other financial information

EBITDA/Net Interest (times)	**4.5**	4.3	3.4
Net Cash Flow generated (used) by operations	**266,224**	445,525	79,749
Net Cash Flow generated (used) by financing	**-227,983**	-81,486	159,671
Net Cash Flow generated (used) by investing	**-117,599**	-286,862	-198,385
Dividends per share	**0.165**	0.165	0.19
EPS	**0.31**	0.42	0.43
Shares outstanding at end of period (thousands)	**422,556**	424,471	425,937




total sales
in volume and millions of pesos
4,115
4,079
3,919
24,628
25,222
26,232
Boxes
Millions of Pesos
99
00
01


net profit
in millions of pesos
183
180
131
99
00
01

valued shareholders, employees and customers



Enrique Hernández-Pons Torres
President and Chairman of the Board

The year 2001 was marked by events without precedent, unleashing an atmosphere of great uncertainty and economic deceleration.

Reflecting the economic recession affecting our main commercial partner, the United States, our markets experienced a drop in demand. As a result, Mexico's GDP declined 0.2%. On the positive side, inflation for the year dropped to 4.4%, a figure not observed in the last few years.

The food sector continues ruled by increasing competition, and given an increasingly discerning purchasing behavior on the part of the consumer, the tendency to offer promotions and discounts prevails, together with the implementation of extensive publicity campaigns.

As I previously mentioned, the year 2001 was particularly difficult due to a recessionary economy, domestically and internationally. In spite of this, we managed to increase our sales in unit terms by 4%, although in monetary terms this translated into a decline of 4%, as extensive promotions offered to the consumer resulted in price discounts and consequently in the reduction of profit margins.

margins


11.9
14
13.5
15.8
11
13.5
99
00
01
Operating profit
EBIDTA

interest coverage


3.4
4.3
4.5
99
00
01

We implemented changes in our organization, consolidated and expanded important alliances, therein we will focus on surpassing our results.

The operating margin was 11% and the EBITDA margin reached 13.5%, amounts that while positive within the food sector, were disappointing to us. As a result, we will focus on the gradual improvement of these indicators. Net profit of 131.5 million pesos was below that reported last year.

Our financial position is solid as debt levels have remained stable. The decline in interest rates resulted in significant savings in the servicing of our debt.

Cash flow generated by operations allowed us to maintain our dividend policy and meet our investment requirements without incurring additional debt.

Confronted with this climate, once more Grupo Herdez, a proudly mexican company, showed its stability by maintaining its growth and expansion plans.

With the purpose of increasing its competitiveness, at the end of this past year, the company initiated an in-depth restructuring meant to achieve a different work organization based on business units. Each of these units will contain a well structured team to efficiently manage our brands and products.

This restructuring, originating from a profound evaluation of the strengths and values defining our future and consequently our market presence, resulted in the establishment of the following business units:

Associated Companies,
Herdez Companies,
Farming/Fishing,
Hygiene and Personal Care,
Foreign Markets and
Herdez Trading.
All supported by centralized corporate services

We are a company in constant change ready to confront new challenges, a company leveraging its strengths, while adopting a corporate culture where commitment, goal achievement and constant improvement are fundamental elements.

Globalization brings Herdez great challenges and opportunities, our exports already represent 10.2% of sales in terms of boxes. The group has been transformed into a company that opens markets, domestically and internationally, develops strategic alliances with global players, cements its future on the solid leadership it commands in the markets it participates, and sustains its growth based on products of the highest quality, thereby establishing world renown brands, while positioning Grupo Herdez as an important competitor of international rank. During 2002, We will introduce products under the brand "Doña Maria" in the United Kingdom, continuing with the integral development of other markets.

I'm proud to inform you that the group has formed a 50%/50% association with Barilla Alimentare, s.p.a., a leading italian company of international renown. Barilla Mexico was established with the purpose of making, commercializing and distributing Barilla brand pastas and sauces. Additionally, through this association, we acquired the Yemina and Vesta brands as well as the equipment necessary for their production.

We announce this association with great satisfaction, not only for the increase in volume this will represent for the group, from 27 to 40 million boxes, but also as it demonstrates, once more, that the efforts made by all the members of this great Herdez family continue to bear results.

We are thankful to our shareholders for their trust, to our partners McCormick & Co. and Hormel Foods, as well as our customers, suppliers and employees, for the invaluable support always provided for the growth and strengthening of the group.

Today, tomorrow and always,

With all trust is... Herdez

Enrique Hernandez-Pons Torres
President and Chairman of the Board

becoming more efficient...



During the year 2001 we implemented an internal reorganization as we sought to achieve higher efficiency and productivity standards. The new corporate structure will be instrumental in reaching our objectives which are focused on the complete satisfaction of our customers, shareholders, and employees.

Resulting from this restructuring, individual business units were created, each one managed by an executive office supported by a well-structured team responsible for the strategies and results of the unit.

All the business units share a common set of objectives: to be profitable, to quickly respond to the market's needs and desires, to achieve and maintain market leadership of the products under management, and to enhance customer service. These objectives are intended to generate a continuous increase in shareholders' economic value.

The business units will have at their disposal centralized services offered by the company's Finance, Human Resources and Systems departments, in addition to the support from Logistics, Technical, and Advertising and Communications areas.

Each one of the executive offices will have its own operations and marketing departments responsible for the maximization of results.


Corporate Services
Administration and Finance
Human Resources
Systems
Farming / Fishing
Foreign Markets
Herdez Companies
Associated Companies
Hygiene and Personal Care
Herdez Trading
Logistics
Technical
Advertising and Communications



offer better products and services...

We formed a strategic association with Barilla Alimentare, a leading company in the production of pastas.


SELECCION ESPECIAL DE TRIGO DURO
Barilla
SPAGUETI GRANDE • SPAGHETTONI

Associated Companies

The executive office for the Associated Companies manages the operations for the following entities and brands:

- *McCormick:* mayonnaise, mustards, marmalades, spices, and tea.
- *Hormel:* Spam, sausages, pates, and chili.
- *Barilla:* Yemina and Vesta pastas.
- *Kikkoman:* soy sauce in various presentations.
- *Solo and Solomate:* chicken bouillon and chicken bouillon with tomato.

Relevant Activities

During the year we cemented our association with McCormick indefinitely, representing a great achievement for Grupo Herdez.

In the last quarter of 2001, we initiated negotiations with Barilla Alimentare, a global leader in the manufacturing and commercialization of pastas, for the production and distribution of Barilla products in Mexico, which will allow us to expand our product line by utilizing our logistics and sales infrastructure.

In the domestic market, we reasserted our commanding leadership in the mayonnaise, marmalade, mustards, spices, and canned ham product sectors. We expanded the McCormick plant's production capacity in San Luis Potosi, in response to growing demand for these products and favorable market expectations.

New Products

- McCormick mayonnaise in the "squeeze" bottle presentation in its three varieties: lemon, light, and dressing.
- New image (new bottles and labels) for the mayonnaise, mustard, and marmalade categories.
- New line of McCormick seasonings (ready to bake seasonings, marinades, gravies for meat and chicken, pasta sauces, dips, bacon flavored snacks, and chunky dressings for salads).
- New Spam flavors: deviled, jalapeño chilies, peppers and mushrooms.


Spaghetti
ASADO EN CACEROLA
Bag'n Season
CARNE DE POLLO
Bag'n Season
CARNE MECHADA
Ranch
Cebolla Francesa
McCORMICK
MOSTAZA
Endiablado
SPAM
Deviled
Endiablado
SPAM
Deviled
McCORMICK
MAYONESA
CON JUGO DE LIMONES

Growth Strategy

Search for new international markets.
Develop new products and presentations.
Establish profitable associations with new companies.
Implement sales programs for the benefit of the final consumer.
Grow through the further penetration of the "Food Service" distribution channel.

We made new market introductions such as the clam flavored tomato juice "Almejito".


HERDEZ
ALMEJITO
Coctel de TOMATE Y ALMEJA
CONTENIDO NETO: 335 ml

Herdez Companies

The executive office for the Herdez Companies is responsible for the operations related to the following companies and brands:

- *Herdez:* sauces, chilies, fruits, mushrooms, legumes, juices, and vinegars.
- *Bufalo:* bottled sauces, olives, and legumes.
- *Doña Maria:* mole sauce, legumes, beans, desserts, and cooking sauces.
- *Carlota:* bee honey, maple, and honey for infants.
- *Festin:* drinkable gelatins.


Con toda Confianza... es
HERDEZ
Salsa Taquera
MEXICANA
Champi
EN ESCABI
HERDEZ

Relevant Activities

We redesigned the Herdez labels projecting a fresher and more modern image. We established unequivocal leadership with the Doña Maria mole sauce and the V8 vegetable juice in the Mexican market, while increasing the product sector's participation in the US market.

We refurbished the Veracruz plant's production bay to increase efficiency in the production of the V8 vegetable juice.

We modernized the image of the Herdez products.


Con toda Confianza... es
HERDEZ
Piña
REBANADAS EN ALMIBAR

New Products

- Tomato and clam juice "Almejito".
- Doña Maria cooking sauces: Pasilla, Guajillo, Chipotle, and Green sauces.

Growth Strategy

Increase our exports by opening new markets.

Increase our sales through greater penetration of the "Food Service" channel.

Continue to freshen and update our products' image and presentations, targeting markets in all age brackets.

To be vigilant to our costumers' needs to satisfy them swiftly.

To improve the production processes for other product lines such as mushrooms, legumes, fruits, and chilies in order to cut costs.

Farming / Fishing

The business unit farming / fishing is responsible for the management of the company's farms and crops and the elaboration and commercialization of canned sea products. Ownership of farms and crops enables us to be the main suppliers of agricultural products to the other business units, while also promoting their use as experimental grounds for the development of higher yielding seeds.

Brands encompassing this sector include:

- Yavaros sardines
- Herdez tuna in water and oil presentations (tuna salad, tuna spread, and tuna with peas).

Relevant Activities

The activation of the ship Arkos I in March of 2001, resulted in a 21% increase in the production of tuna which allowed us to satisfy 100% of our production needs internally. Additionally, greater production efficiency achieved in the tomatoes line and an improved supply of tomatoes in the year 2001 resulted in an important increase of 6% in the production of tomato paste, enabling us to meet the input needs for the production of our canned Yavaros sardines as well as other Herdez products.

We achieved the automation of a system that manages production processes and quality from any part of the world in real time. This system has resulted in a reduction of costs reflected in a drop in prices to the consumer as we confronted a price war among producers in 2001. We implemented maintenance projects and acquired canning, refrigeration, and warehousing equipment.

One key function of the Farming / Fishing business unit is to increase the productivity of the Mexican farm industry.


SARDINAS
Yavaros
EN ACEITE VEGETAL
SARDINAS
Yavaros
EN SALSA DE TOMATE CON PICANTE
HERDEZ
ATUN
ALETA AMARILLA
EN ACEITE
HERDEZ
ATUN
ALETA AMARILLA
EN AGUA

Herdez tuna maintained its market position within the five biggest domestic brands in the country. In respect to Yavaros sardines, we achieved an important presence and brand recognition in the highly competitive domestic market.

We consolidated our investments in fishing in order to reach self-sufficiency.

New Products

- We introduced tuna in water in the 340 grams can presentation.

Growth Strategy

- Develop new packages and presentations for the domestic and international markets.
- Diversify and develop other seafood products.
- Implement quality processes consistent with Mexican and international standards to enable us to infiltrate foreign markets.
- Leverage our plants' modern technology, self-sufficiency, and production efficiency to participate in the foreign markets and increase our share of the domestic market.
- Guarantee the timely and steady supply of products during the year.

Hygiene and Personal Care

This business unit is responsible for all cleaning and personal care related products such as soaps, creams, and shampoos of high quality marketed under the following brands:

- *Pons:* Soaps
- *Tami:* Toothpaste and toothbrushes
- *Soften:* Creams and Soaps

Relevant Activities

We obtained important contracts for the manufacturing of third party products which increased the level of utilization of the plant, while reducing operating expenses.

Advertising expenses were cut and were channeled to the points of sale by using product demonstrators and price promotions, strategy that contributed to an increase in sales.

New Products

During the year 2001 we did not introduce any new products or presentations in this category.


Pons

Growth Strategies

- Increase production of third parties' products leveraging our production capacity.
- Penetrate alternative markets such as the natural products market.
- Seek strategic alliances with companies in the same sector.
- Purge unprofitable product lines.


RDEZ
5095BW
5095BW
Doña
Maria
Miel
CARLOTA

Herdez Trading

This executive office provides the Associated Companies, Herdez Companies, Agricultural/Fishing, and Hygiene and Personal Care business units, support in the commercialization and distribution of the Grupo's products by taking care of our clients with a level of excellence. Its mandate focuses on the timely and efficient delivery of merchandise, sales planning, and the negotiation of better terms regarding prices, shelf placement, payment requirements, and promotions.

In order to perform its function, Herdez Trading maintains a close relationship with the Logistics department, reaching the various distribution channels in accordance to their individual needs. One of the most significant opportunities arises from our recent incursion into the pasta market, from our association with Barilla, further reinforcing commercial relationships with our clients while increasing our products' presence at the shelf level.

Growth Strategies

- Intensify visits to our self-service accounts in order to gain an insight into their current needs while striving to increase our shelf space.
- Implement and offer efficient promotional strategies and incentives to our wholesale customers to increase our presence at grocery stores.
- Continuously support small retail customers through direct product deliveries in order to increase our presence at such points of sale.
- Continue with the implementation of our customer service optimization system designed to improve customer service.

In the year 2001, the Grupo's products reached their distribution channels in the following manner:

sales by channel of distribution


47%
46%
6.4%
0.6%
Autoservices
Wholesalers
Grocery stores
Others



be a global company...

Foreign Markets

This business unit is in charge of the commercialization and the timely and steady supply of our products in the international markets. Additionally, it is responsible for the purchase of inputs overseas, contributing to lower costs. The Foreign markets business unit also provides support to other business units, namely the Associated Companies, Herdez Companies, Farming/Fishing, and Hygiene and Personal Care, by promoting their products in the export markets, considered desirable given its high growth potential, consequence of the growing popularity of Mexican food.

Our strength is rooted in the products we offer - authentically Mexican and of the highest quality.

Herdez Corporation and McCormick Corp. are responsible for the distribution of our products in the United States where, this year, we realized 87% of our total exports. Through Herdez Central America, we reached different countries in Central America where our sales totaled 9% of our exports.

Exports increased from 8% of sales in the year 2000, to 10% in 2001.

Through Herdez Europe, a company established in Barcelona in 2001, we sold 3% of our exports. South America, where currently our sales are small, was reached through various distributors.

In 2001, the products with the highest export sales participation included: Doña Maria mole sauce and cactus leaves, Herdez chilies and juices, Bufalo sauces, Yavaros sardines, and McCormick mayonnaise and teas.



Relevant Activities

We increased our exports significantly through a more efficient distribution and greater product variety.
We created an image for the products to be sold under the Doña Maria brand in the European Continent.
In the year 2001, we expanded our export markets which now include countries such as Canada, Costa Rica, and Chile.
We held negotiations with an important distributor to commercialize our products in the United Kingdom, where Mexican food enjoys significant preference.


Doña
María
Flor de Calabaza
en Salmuera
Pickled
Courgette Flowers

We adapted our products' image for the European market.

We performed individualized market planning in order to achieve greater efficiency in terms of brand registration, certification processes, health requirements, and market research for the purpose of product introductions.

Growth Strategies

- Develop new markets such as the Anglo-Saxon in the United States.
- Manufacture complementary products in other countries.
- Continuously innovate products and presentations.
- Implement strategic promotional and publicity campaigns.


HERDEZ
Sliced Mangos in Syrup
HERDEZ
Whole Guavas in Syrup
Doña
María
NOPALITOS
SLICED TENDER CACTUS
HERDEZ
Salsa Verde
Green Sauce
Sauce Piquante Verte
HERDEZ
Salsa Mexicana
Mexican Sauce



social responsibility and corporate presence

Grupo Herdez has upheld its responsibility of meeting the important social role of providing a stable source of employment while encouraging the integral development of its personnel.

In the year 2001, our labor relations with the unions as well as with the individual employees were harmonious, in a corporate climate characterized by dialogue and mutual understanding. The number of our employees this year totaled 5,402 reflecting an increase of 2% versus the previous year.

Training has always been of vital importance for Grupo Herdez, and as a result it has become a critical tool for the attainment of greater levels of efficiency and quality.



The Grupo's investment in technology has demanded a significant effort in the training of the work force particularly in the technical, operations, finance, and administrative areas. As a result, more than 46,000 hours of training/per employee were imparted in the year 2001, in addition to various other actualization sessions.

In order to maintain the highest quality standards, Grupo Herdez practices a permanent policy that calls for the improvement of processes at all of its plants, identifying areas of opportunity and meeting current requirements in accordance to ISO regulations. This mandate permits already certified plants to continue to consolidate, maintain, and improve their quality systems, supported by the close supervision from our independent auditors, while initiating the transition to the new ISO 9001 rules in revision 2000.

The Mexico City plant completed the last finishing touches towards the certification of its quality system and is expected to obtain its ISO 9000 certification early in the year 2002.



Herdez Foundation

Through Herdez Foundation we implemented a variety of educational, social, and scientific activities. As part of our educational activities, the gallery "Our Kitchen Duke of Herdez" realized various events to promote and spread our culinary traditions including a "Mexican Gastronomic Conference", and programs for children and adults. One of these programs "Strolling through Museums" was organized as part of the children's summer program carried out by the Museum network of Mexico City's Historic Center.

Currently, the Library of the Mexican Gastronomy has over 1,469 books servicing users interested in the subject, on a daily basis. This year we concentrated our efforts in expanding the Mexican cuisine's field of study with books that put in perspective the origin of a particular dish, its historical context, its customs and traditions, and its nutritional value.

To support the dissemination of our rich culinary tradition, in the month of June we concluded the course "Our Kitchen, the Art and Culture of the Mexican Gastronomy", conducted in collaboration with the Universidad Nacional Autonoma de Mexico.

The Herdez Foundation, aware of its social responsibility, supported more than 75 charitable institutions through its monthly food donation program. As a special donation to international institutions, food items were delivered to the United Nations' Food and Agriculture Organization (FAO), in observance of World Food Day.

Additionally during the year, we developed studies focusing in the production of foods with high nutritional value and made advances in the design of a project that will support the application of scientific findings in the food sector.

Fundación
HERDEZ

Competition Herdez

Through Competition Herdez we support competitive sports in a wide variety of disciplines including: car racing, tennis, and football among others, with a project that promotes our products by establishing a link between our brands and a huge market, while meeting its social responsibility of supporting Mexican athletes.

Herdez Competition functions as a powerful tool that positions our brands with a global image of leadership and dynamism. Through the Cart series we reach large domestic and international audiences as we can obtain significant air time and coverage through other mediums.



Enrique Hernández-Pons Torres (left)
Héctor Hernández-Pons Torres

board of directors

Enrique Hernández-Pons Torres
President and Chairman of the Board
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Héctor Hernández-Pons Torres
Vice President and Chief Executive Officer, Corporate Services
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Joáo Alves de Quiroz Filho
President Monte Cristalina, S.A.
Member of the Board of Directors of Grupo Herdez since 2001

Carlos Autrey Maza
President of the Board of Directors
Corporación Autrey, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Enrique Castillo Sánchez Mejorada
President of the Board of Directors
Ixe Grupo Financiero
Member of the Board of Directors of Grupo Herdez since 1991

Pedro Gracia-Medrano Murrieta
Director Human Resources
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1998

management team

Leonel Camps Pérez
Executive Director
Hygiene and Personal Care

Alberto Dappen Guerrero
Director Systems

Iñigo Dávila Fernández
Executive Director Herdez Companies

Luis Garcés Benito
Executive Director Farming / Fishing

Jorge Gardner Gómez
Director Farming / Fishing Operations

Alberto Garza Cabañas
Director of Marketing and Sales
Herdez Companies

Esteban Malpica Fomperosa
Counsel
Member of the Board of Directors of Grupo Herdez since 2000

Alejandro Martínez Gallardo de Portualés
Executive Director Empresas Asociadas
Grupo Herdez S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2001

Juan Guillermo Mijares Dávalos
Partner
Mijares, Angoitia, Cortés y Fuentes, S.C.
Member of the Board of Directors of Grupo Herdez since 1991

Luis Nieto Martínez
Director Counsel
Grupo Herdez S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Ernesto Ramos Ortiz
Executive Director, Administration and Finance
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1996

Olympia Torres de Hernández-Pons
Counsel
Member of the Board of Directors of Grupo Herdez since 1991

Antonio Damián Basurto
Partner
Pricewaterhouse Coopers, S.C.
Commissioner

Pedro Gracia-Medrano Murrieta
Director Human Resources

Roberto González Rosas
Executive Director
Herdez Trading

Héctor Lebrija Guiot
Director
Advertising and Communications

Pablo Lezama Velez
Director Finance

Alejandro Martínez Gallardo
Executive Director Associated Companies

Luis Nieto Martínez
Director Counsel

Emilio Mahuad Gantus
Executive Director Foreign Commerce

Jorge Obregón Parlange
Director Logistics

Ernesto Ramos Ortiz
Executive Director
Administration and Finance

Rafael de Regil y Gómez Muriel
Technical Director and Director of Operations
Associated Companies

Juan Rodríguez del Collado
Director of Marketing and Sales
Associated Companies

Carlos T. Velázquez Osuna
Director of Operations Herdez Companies

management's discussion and analysis of operating results and financial position

The following analysis must be read in conjunction with the President's Letter to Shareholders, the Consolidated and Audited Financial Statements, as well as the accompanying notes and the Relevant Financial Information table, which lists some of the key numbers taken from Grupo Herdez, S.A de C.V. consolidated Financial Statements. Following is a comparative analysis of the fiscal year ending December 31st, 2001. The amounts are expressed in thousands of constant pesos as of December 31st, 2001, unless otherwise noted.

Net Sales

Net sales during the year 2001 reached $3,918.8 million pesos, registering a decrease of 3.9% versus net sales in the year 2000. In volume terms, Grupo Herdez reported a 4% growth in the number of boxes sold compared to the previous year, rising from 25,222,246 boxes in the year 2000, to 26,232,493 boxes in the year 2001.

In the year 2001, the sauces and dressings segment presented an increase of 4.09% in boxes compared to the year 2000, while in monetary terms, the segment reported a decline of 0.73%. These figures reflected a reduction in prices maintained through the entire year, consistent with a strategy implemented in the last quarter of the year 2000 which called for lower prices for some of our leading products, resulting in a negative comparison basis of year 2001 versus 2000.

In regards to the juices, fruits, and desserts segment, the sector showed a decline both in number of boxes and in peso terms of 7.98% and 19.44% respectively. While some of the products that comprise this segment reported an increase in terms of boxes as well as in pesos, aggressive competition in the beverage sector combined with a reduction in the price of fruit negatively impacted the entire segment.

The vegetables segment reported a decline in terms of boxes of 6.62% and of 11.95% in monetary terms, for the year 2001. The appreciation of the peso opened the door to imported products at very competitive prices. However, there is great potential to increase efficiency in the production processes which will allow us to confront the aforementioned situation.

net sales*

*expressed in million pesos as of December 2001


2,154
2,138
586
472
585
515
479
441
64
97
210
256
00 01
00 01
00 01
00 01
00 01
00 01
Sauces and dressings
Juices, fruits and desserts
Vegetables
Meats and seafood
Others
Exports

The meat and seafood segment showed an increase of 6.59% in terms of boxes in the year 2001, and a drop of 7.89% in monetary terms. We achieved growth in sales of tuna, both in boxes and value terms. As with tuna, sales of sardines rose in terms of boxes compared to the year 2001, however, they declined in terms of value as sardine prices dropped, contributing to the decline for the segment as mentioned above.

Sales of Personal Care and Hygiene products, included in the other category, continued to make a small contribution to sales. This sector presented interesting growth numbers in terms of boxes and value specifically the creams and soaps lines, as well as in the production of various products for third parties.

For the year 2001, as a percentage of sales, sauces and dressings contributed to 55%, both in boxes and value terms, for juices and desserts the contribution amounted to 15% in boxes and 12% in value terms respectively, while vegetables contributed 12% in boxes and 13% in value, with meats and seafood contributing to 7% in boxes and 11% in value.

Exports for the Grupo showed a positive tendency during the year 2001, with growth of 39.25% in unit terms, surpassing the 1,926,080 boxes in 2000, to reach 2,682,066 in 2001. Additionally, in terms of boxes, exports rose from 8% of the total sales for the Grupo in the year 2000, to 10% in 2001. In value terms, exports expanded by 21.55% in the year 2001 versus the year 2000, and representing 7% of sales which compares favorably with the proportion observed in the year 2000 of 5%.

The above was a result of improved distribution in the United States (our main market) and greater diversification of exports.

To these markets we exported sauces, dressings, vegetables, juices, fruits, and seafood.

Cost of Sales

In the year 2001, the cost of sales showed a decline of 3.68%, dropping from $2,283.4 million pesos in 2000, to $2,199.4 million pesos in the year 2001, reflecting mostly the decline in sales.



sales in volume
thousands of boxes
13,884
14,452
4,248
3,909
3,264
3,048
1,655
1,764
245
377
1,926
2,682
00 01
Sauces and dressings
Juices, fruits and desserts
Vegetables
Meats and seafood
Others
Exports

Gross Profit

Gross profit for the year 2001 totaled $1,719.4 million pesos, for a decline of 4.22% versus the year 2000; gross margin equaled 43.9% compared to 44% for the year 2000. Lower sales were the major factor impacting results.

Operating Expenses

In the year 2001 operating expenses rose to $1,289.8 million pesos for an increase of 3.72% versus the year 2000, resulting from higher advertising and promotional expenses necessary to maintain our market share.

Operating Profit

Operating profit for the year 2001 reached $429.6 million pesos, an amount 22.14% lower versus the year 2000. Lower sales resulting from discounts and promotions and higher advertising costs were the main causes for this drop. The operating margin totaled 11% in the year 2001, and although lower than the 13.5% reported in the year 2000, it is in line with the average for the industry. The corporate restructuring implemented is intended to increase the Grupo's operating profitability.

Integral Cost of Financing

The integral cost of financing showed favorable results in the year 2001, as it declined from $105.3 million pesos in the year 2000, to $76.4 million pesos in the year just ended, representing a drop of 27.5%. Interest paid dropped from $160.4 million in 2000 to $141.5 million in 2001, or a decline of 11.8% resulting from lower interest rates. Additionally, a currency gain was recorded, compared to a loss in 2000, and higher interest earned in 2001.

Provision for income taxes and employees' profit sharing

Income taxes and employees' profit sharing reached $142.6 million pesos in the year 2001 versus $167.7 million pesos in the year 2000 for a decline of 14.9%. This drop was due to a lower taxable base resulting from lower profits.

Net Income

Net income in the year 2001 totaled $131.4 million pesos, for a decline of 27% versus the year 2000 and a 3.4% of sales.


short term liabilities / total liabilities
40%
46%
00
01
liabilities with financial cost / consolidated net worth
57%
58%
00
01

Changes in Financial Position

Cash Flow generation

Cash flow generated by operations dropped in 2001 by 40% from $445.5 million pesos to $266.2 million pesos, reflecting the decline in operating profits and net profits as well as lower working capital levels, due to prepayments mainly related to advertising.

Financing Activities

Financing activities increased in 2001, reflecting higher dividends paid to minority shareholders as they included a payment corresponding to the year 2000 scheduled for payment in the year 2001.

Investments

Cash used for investment activities declined by 59% in the year 2001 compared to the year 2000, in line with our strategy of consolidation of investments.

The main investments implemented in 2001 included the expansion of production capacity at the McCormick plant in San Luis Potosi and the remodeling of the production chamber of the V8 vegetable juice at the Veracruz plant. The resources used for these investments were generated by operations, avoiding the need to increase interest bearing debt.

Interest bearing debt

Debt in the year 2001 declined 1% versus the year 2000, totaling $1,103 million pesos. At the end of 2001, short-term debt represented 46% of total debt compared to 40% in the year 2000 reflecting mostly the expiration of long-term debt which was amortized in 2001. Due to a decline in interest rates in Mexico, we reduced our exposure to foreign currency denominated debt to potential exchange fluctuations. As a result, foreign currency denominated debt represented 39% of interest bearing debt, compared to 55% in 2000.

Other

A the end of the year 2001, we initiated negotiations with Barilla Alimentare, the global leader in the production and commercialization of pastas, with the goal of producing and distributing these products in Mexico, a market that represents great potential for Grupo Herdez. This association was formalized in the month of January 2002.


reductions on interest payments
millions of pesos
160
140
00
01


foreign exchange liabilities/
liabilities with financial cost
55%
39%
00
01

report of independent accountants

To the Stockholders of Grupo Herdez, S. A. de C. V.

(Translation from the original issued in Spanish)

Tlalnepantla, Mex., February 4, 2002

1. We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) as of December 31, 2001 and 2000, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. As mentioned in Note 1 to the financial statements, as from the period ended December 31, 2001, the company adopted the provisions of new Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing", issued by the Mexican Institute of Public Accountants with the effects described in that note.

3. In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) at December 31, 2001 and 2000, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Luis A. Martínez Gómez

statutory auditor's report

To the Stockholders of Grupo Herdez, S. A. de C. V.

(Translation from the original issued in Spanish)

Mexico City, February 4, 2002

In my capacity as Statutory Auditor, in compliance with article 166 of the Corporations Law and the company's bylaws, I hereby submit my report on the veracity, sufficiency and reasonability of the financial information presented to you by the Board of Directors concerning the company's business for the year ended December 31, 2001.

I have attended the shareholders' and Board of Director's meetings to which I have been summoned and I have obtained from the directors and administrators all the information on operations, documentation and records I considered it necessary to examine. My review was carried out in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and procedures followed by the company and considered by management in preparing the financial information to be submitted to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the preceding year. Therefore, said information accurately, reasonably and sufficiently reflects the financial situation of Grupo Herdez, S. A. de C. V. at December 31, 2001, the results of its operations and the changes in its stockholders' equity and in its financial position for the year ended on that date, in conformity with generally accepted accounting principles.

Antonio Damián Basurto
Statutory auditor

consolidated balance sheet

Thousands of Mexican pesos (Note 1)

Grupo Herdez, S. A. de C. V. and Subsidiaries
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

Assets	December 31, 2001	2000
CURRENT:		
Cash and marketable securities	Ps 44,786	Ps 124,144
Customers	709,641	726,593
Other accounts receivable	132,913	66,952
Value added tax and income tax recoverable	171,570	191,443
Related parties (Note 3)	48,695	15,876
	1,062,819	1,000,864
Inventories (Note 4)	760,612	763,833
Prepaid expenses	82,606	85,303
Total current assets	1,950,823	1,974,144
PROPERTY, PLANT AND EQUIPMENT - Net (Note 5)	1,663,700	1,660,942
INVESTMENT IN ASSOCIATED COMPANIES (Note 6)	41,047	38,204
OTHER ASSETS	108,037	96,238
GOODWILL (Note 6)	241,028	241,028
ACCUMULATED AMORTIZATION	(156,790)	(140,758)
	84,238	100,270
	Ps 3,847,845	Ps 3,869,798

The accompanying ten notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity	December 31, 2001	2000
SHORT-TERM LIABILITIES:		
Bank loans	**Ps 473,932**	Ps 384,701
Suppliers	**287,225**	234,856
Other accounts payable and accrued expenses	**119,970**	112,102
Income tax payable	**12,679**	27,571
Employees' statutory profit sharing payable	**5,538**	6,056
	899,344	765,286
Deferred income tax (Notes 1f. and 9)	**404,182**	405,195
LONG-TERM LIABILITIES:		
Bank loans (Note 7)	**629,072**	730,274
Accrued seniority premiums (Note 1g.)	**16,519**	16,253
	645,591	746,527
NEGATIVE GOODWILL (Note 6)	**19,458**	19,458
ACCUMULATED AMORTIZATION	**(18,810)**	(14,918)
	648	4,540
STOCKHOLDERS' EQUITY (Note 8):		
Capital stock		
Nominal value	**422,825**	424,741
Restatement increment	**315,033**	315,056
	737,858	739,797
Retained earnings	**2,270,831**	2,214,089
Accumulated deferred income tax effect (Note 1f.)	**18,007**	18,007
Capital stock subscription premiums	**171,370**	171,370
Deficit in the restatement of capital	**(1,690,789)**	(1,620,266)
	769,419	783,200
MINORITY INTEREST	**390,803**	425,253
	1,898,080	1,948,250
COLLATERAL GRANTED (Note 10)		
	Ps 3,847,845	Ps 3,869,798

consolidated statement of income

Thousands of Mexican pesos (Note 1)

Grupo Herdez, S. A. de C. V. and Subsidiaries
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

	Year ended December 31, 2001	2000
Net sales	**Ps 3,918,860**	Ps 4,078,642
Other income	**29,045**	22,535
	3,947,905	4,101,177
Costs and expenses:		
Cost of sales	**2,199,411**	2,283,372
Selling expenses	**535,976**	516,249
Administrative expenses	**238,542**	206,785
Advertising expenses	**503,126**	507,878
Amortization of goodwill	**16,032**	16,442
Amortization of negative goodwill	**(3,892)**	(3,892)
	3,489,195	3,526,834
Operating income	**458,710**	574,343
Comprehensive financing cost:		
Interest paid - Net	**116,623**	148,949
Exchange (gain) loss - Net	**(19,077)**	3,099
Gain on net monetary position	**(21,139)**	(46,681)
	76,407	105,367
Income before income tax, equity in net income of associated companies and minority interest	**382,303**	468,976
Provisions for (Note 9):		
Income tax	**135,189**	174,196
Deferred income tax	**2,190**	(12,538)
	137,379	161,658
Employees' statutory profit sharing	**5,275**	6,047
	142,654	167,705
Income before equity in net income of associated companies and minority interest	**239,649**	301,271
Equity in net income of associated companies	**3,498**	(3,496)
Consolidated net income	**243,147**	297,775
Minority interest	**111,663**	117,469
Net income of majority shareholders	**Ps 131,484**	Ps 180,306
Net income per share (Note 11.)	**Ps 0.311**	Ps 0.425

The accompanying ten notes are an integral part of these financial statements.

consolidated and individual statement of changes
in stockholders' equity

Thousands of Mexican pesos (Note 1)

Grupo Herdez, S. A. de C. V. and Subsidiaries
For the two years ended December 31, 2001 and 2000
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

	Capital stock	Retained earnings	Capital stock subscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect	Minority interest
Balances at January 1, 2000	Ps 741,510	Ps 2,126,147	Ps 171,370	Ps (1,173,101)		Ps 417,407
Capital stock increase in subsidiary						27,814
Dividends paid		(88,829)				(66,384)
Share reacquisition (Note 8)		(5,248)				
Capital reductions by share reacquisition (Note 8)	(1,713)	1,713				
Comprehensive income 2000 (Note 1m.)		180,306		(447,165)	Ps 18,007	46,416
Balances at December 31, 2000	739,797	2,214,089	171,370	(1,620,266)	18,007	425,253
Share reacquisition (Note 8)		(4,845)				
Capital reductions by share reacquisition (Note 8)	(1,939)	1,939				
Dividends paid (Note 8)		(71,836)				(144,177)
Comprehensive income 2001 (Note 1m.)		131,484		(70,523)		109,727
Balances at December 31, 2001	Ps 737,858	Ps 2,270,831[1]	Ps 171,370	Ps (1,690,789)	Ps 18,007	Ps 390,803

[1] Includes Ps59,881 and Ps51,011 of statutory legal reserve at December 31, 2001 and 2000.

The accompanying ten notes are an integral part of these financial statements.

consolidated statement of changes in financial position

Thousands of Mexican pesos (Note 1)

Grupo Herdez, S.A. de C.V. and Subsidiaries
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

	Year ended December 31, 2001	2000
Operation:		
Net income	Ps **131,484**	Ps 180,306
Charges (credits) to income not affecting resources:		
Minority interest in income for the year	**111,663**	117,469
Equity in net income of associated companies	**(3,498)**	3,496
Depreciation	**87,042**	80,156
Deferred income tax	**2,190**	(12,538)
Amortization of goodwill	**16,032**	16,442
Amortization of negative goodwill	**(3,892)**	(3,892)
Net change in inventories, other assets, accounts receivable and payable	**(74,797)**	64,086
Resources provided by operations	**266,224**	445,525
Financing:		
Increase of capital stock in subsidiary		27,814
Dividends paid to minority interest	**(144,177)**	(66,384)
Dividends paid to stockholders	**(71,836)**	(88,829)
Bank loans (paid) received - Net	**(11,970)**	45,913
Resources used in financing activities	**(227,983)**	(81,486)
Investment:		
Reacquisition of shares	**(4,845)**	(5,248)
Acquisition of fixed assets	**(112,754)**	(281,614)
Resources used in investment activities	**(117,599)**	(286,862)
(Decrease) increase in cash and marketable securities	**(79,358)**	77,177
Cash and marketable securities at beginning of year	**124,144**	46,967
Cash and marketable securities at end of year	Ps **44,786**	Ps 124,144

The accompanying ten notes are an integral part of these financial statements.

balance sheet

Thousands of Mexican pesos (Note 1)

GRUPO HERDEZ, S. A. de C. V.
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

Assets	December 31, 2001	2000
CURRENT:		
Cash and marketable securities	Ps 361	Ps 291
Other accounts receivable	276	183
Related parties (Note 3)	6,997	8,618
Value added tax and income tax recoverable	2,488	25,854
Total current assets	10,122	34,946
MACHINERY AND EQUIPMENT - Net (Note 5)	11,760	13,698
INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES (Note 6)	1,499,170	1,569,967
GOODWILL (Note 6)	178,272	178,272
ACCUMULATED AMORTIZATION	(96,635)	(85,484)
	81,637	92,788
DEFERRED INCOME TAX (Notes 1f. and 9)	27,929	24,082
	Ps 1,630,618	Ps 1,735,481
Liabilities and Stockholders' Equity		
SHORT-TERM LIABILITIES:		
Bank loans	Ps 101,000	Ps 146,207
Income tax payable	1,855	
Other accounts payable	19,838	27,979
Total short-term liabilities	122,693	174,186
LONG-TERM LIABILITIES:		
BANK LOANS (Note 7)		33,758
NEGATIVE GOODWILL (Note 6)	19,458	19,458
ACCUMULATED AMORTIZATION	(18,810)	(14,918)
	648	4,540
STOCKHOLDERS' EQUITY (Note 8):		
Capital stock		
Nominal value	422,825	424,741
Restatement	315,033	315,056
	737,858	739,797
Retained earnings	2,270,831	2,214,089
Accumulated deferred income tax effect (Note 1f.)	18,007	18,007
Capital stock subscription premiums	171,370	171,370
Deficit in the restatement of capital	(1,690,789)	(1,620,266)
	769,419	783,200
COLLATERAL GRANTED (Note 10)		
	Ps 1,630,618	Ps 1,735,481

The accompanying ten notes are an integral part of these financial statements.

statement of income

Thousands of Mexican pesos (Note 1)

GRUPO HERDEZ, S. A. de C. V.
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

	Year ended December 31, 2001	2000
Equity in net income of subsidiaries	**Ps 143,911**	Ps 191,550
Other income	**3,925**	6,611
	147,836	198,161
Operating expenses:		
Administrative expenses	**4,744**	7,930
Amortization of goodwill	**11,151**	11,151
Amortization of negative goodwill	**(3,892)**	(3,892)
	12,003	15,189
Operating income	**135,833**	182,972
Comprehensive financing cost:		
Interest paid - Net	**14,606**	19,727
Exchange loss - Net	**558**	331
Gain on net monetary position	**(7,452)**	(12,034)
	7,712	8,024
Income before the following provision	**128,121**	174,948
Provision for deferred income tax (Note 9)	**(3,363)**	(5,358)
Net income	**Ps 131,484**	Ps 180,306
Net income per share	**Ps 0.311**	Ps 0.425

The accompanying ten notes are an integral part of these financial statements.

statement of changes in financial position

Thousands of Mexican pesos (Note 1)

GRUPO HERDEZ, S. A. de C. V.
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)

	Year ended December 31,	
Operation:	**2001**	2000
Net income	Ps **131,484**	Ps 180,306
Charges (credits) to income not affecting resources:		
Equity in net income of subsidiaries	**(143,911)**	(191,550)
Depreciation	**1,937**	2,419
Amortization of goodwill	**11,151**	11,151
Amortization of negative goodwill	**(3,892)**	(3,892)
Deferred tax	**(3,363)**	(5,358)
Net change in accounts receivable and payable	**18,132**	72,862
Resources provided by operations	**11,538**	65,938
Financing:		
Dividends received from subsidiaries	**144,177**	66,384
Dividends paid to stockholders	**(71,835)**	(88,829)
Loans paid - Net	**(78,965)**	(8,850)
Resources used in financing activities	**(6,623)**	(31,295)
Investment:		
Increase of capital stock in associated companies		(27,814)
Reacquisition of shares	**(4,845)**	(5,248)
Acquisition of fixed assets		(1,911)
Resources used in investment activities	**(4,845)**	(34,973)
Increase (decrease) in cash and marketable securities	**70**	(330)
Cash and marketable securities at beginning of year	**291**	621
Cash and marketable securities at end of year	**Ps 361**	Ps 291

The accompanying ten notes are an integral part of these financial statements.

notes to the consolidated and individual financial statement

GRUPO HERDEZ, S. A. de C. V.
(a wholly-owned subsidiary of Hechos con Amor, S. A. de C. V.)
DECEMBER 31, 2001 AND 2000
Figures stated in thousands of Mexican pesos of December 31, 2001 purchasing power

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services and holding shares of Arpons, S. A. de C. V. (Arpons), Herimex, S. A. de C. V. (Herimex) and Grupo Inmobiliario (real state companies).
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.
Alimentos Deshidratados del Bajío, S.A. de C.V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agricola H. P., S. A. de C. V.(SDA)	50%	Agricultural, agribusiness and forestry.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies:

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2001.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2001 and 2000 are included, in which the investment in subsidiaries (eliminated *from consolidation against* stockholders' equity of the subsidiaries) is valued by the equity method. Goodwill is amortized over 15 years, and the negative goodwill derived from the Yavaros acquisition is amortized over 5 years.

c. Marketable securities are stated at cost, which approximates market value.

d. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

e. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA).

Company management considered that after the 2001 adjustment, the property of Grupo Inmobiliario (the Herdez building and other specific assets owned by its subsidiaries) would exceed market value and it was therefore decided to limit their value to that determined at December 31, 2001.

Management also decided to restate the value of the Yavaros ships as from 2001 by applying the NCPI of the country of origin from which they were acquired in order to properly value said assets.

Depreciation is calculated by the straight-line method based on the company's management estimate of the useful lives of these assets, for both the original acquisition cost and the actualization increases. (See Note 5).

f. Starting on January 1, 2000, the company adopted the guidelines of amended Statement D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employees' Statutory Profit Sharing" issued by the MIPA. As a result of the foregoing, for recognition of deferred income tax (IT), the company switched from the partial liability method to the comprehensive assets and liability method, which consists of calculating deferred IT by applying the respective IT rate to temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

The accrued consolidated and individual effect at the beginning of the period arising from the above-mentioned change increased the deferred tax asset and increased the stockholders' equity by Ps18,007 and recognized a liability from holding non-monetary assets by Ps365,158, increased the deficit in the restatement of capital in the same amount, while the consolidated and individual effect in the year 2000 was a Ps12,538 decrease in the deferred tax liability and increase the deferred asset tax in Ps5,358 and an increase of the same amount in profit for the period.

g. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

As from 2001, the Herdez subsidiary established a pension plan for non-union personnel, which will be recorded as cost in the years in which the respective services are rendered. For this purpose, it set up an irrevocable trust fund based on actuarial studies to which the employees do not contribute.

The aforementioned plans are calculated based on the projected unit credit method. Below is a summary of the main financial data for said plans at December 31, 2001 and 2000:

	December 31,	
	2001	2000
Projected benefit obligation	Ps **(44,333)**	Ps (18,920)
Plan assets at market value	**5,515**	2,265
Unamortized prior service cost	**21,763**	87
Unamortized variation in assumptions and actuarial adjustments	**536**	315
Projected net liability	Ps **(16,519)**	Ps (16,253)
Accumulated benefit obligation	Ps **(15,430)**	Ps (15,214)
Unamortized transition (asset) liability	Ps **(1,089)**	Ps 87
Net cost for the period	Ps **6,426**	Ps 1,967

The transition (asset) liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits (approximately 16 years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

h. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

i. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

j. The capital stock, capital stock subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

k. The gain or loss from holding nonmonetary assets represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

l. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

m. Statement B-4, "Comprehensive Profit" went into effect as from January 1, 2001. This statement requires the different items comprising capital earned (lost) over the year to be shown in the statement of changes in stockholders' equity under the "comprehensive profit" caption. Therefore, the statement was restructured in order to facilitate comparing such different items.

Comprehensive income for the years ended December 31, 2001 and 2000, is analyzed as follows:

	December 31, 2001			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 131,484		Ps 111,663	Ps 243,147
Loss from holding nonmonetary assets		Ps (70,523)	(1,936)	(72,459)
	Ps 131,484	Ps (70,523)	Ps 109,727	Ps 170,688

	December 31, 2000				
	Retained earnings	Deficit in the restatement of capital	Accumulated deferred income tax	Minority interest	Comprehensive income
Net income	Ps 180,306			Ps 117,468	Ps 297,774
Accumulated deferred income tax effect		Ps (365,158)	Ps 18,007	(57,479)	(404,630)
Loss from holding nonmonetary assets		(82,007)		(13,573)	(95,580)
	Ps 180,306	Ps (447,165)	Ps 18,007	Ps 46,416	(Ps 202,436)

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2001, the exchange rate was Ps9.17 to the US dollar (Ps9.58 at December 31, 2000). At February 4, 2002, date of issuance of the audited financial statements, there had been no significant changes in the exchange rate.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2001 and 2000, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2001	2000	**2001**	2000
Assets	**US 4,642**	US 14,387	**US 679**	US 671
Liabilities	**(47,238)**	(61,856)		(6,412)
Net short position	**US (42,596)**	US (47,469)	**US 679**	US (5,741)

At December 31, 2001 and 2000, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2001	2000	**2001**	2000
Inventories	**US 2,297**	US 931		
Machinery and equipment	**75,360**	71,824	**US 1,938**	US 1,938
	US 77,657	US 72,755	**US 1,938**	US 1,938

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,	
	2001	2000
Exports of merchandise	**US 27,420**	US 20,482
Imports of finished goods	**(6,573)**	(4,508)
Technical services and royalties	**(7,864)**	(7,177)
Interest expenses	**(5,617)**	(7,582)
Royalty income	**723**	762
Net	**US 8,089**	US 1,977

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2001 and 2000.

	Consolidated		Grupher	
	2001	2000	**2001**	2000
Accounts receivable (payable):				
Hechos con Amor, S. A. de C. V.	**Ps 44,035**	Ps 16,951	**Ps 12,055**	Ps 3,365
Créame, S. A. de C. V.	**60**	3,118		
Herdez Corporation	**1,287**	1,380		
Herimex Corporation	**3,709**	3,872		
Herport, S. A. de C. V.		3,957		
Empresas H. P., S. A. de C. V.	**2,685**	2,664		
Yavaros			**5,306**	5,646
Herdez			**(10,864)**	(909)
Corporativo Cinco, S. A. de C. V.	**(5,357)**	(8,108)		
McCormick and Company, Inc.	**(16,915)**	(15,864)		
Herflot, S. A. de C. V.	**(3,856)**			
Herflot Tijuana, S. A. de C. V.	**4,074**	2,265		
Others - Net	**18,973**	5,641	**500**	516
	Ps 48,695	Ps 15,876	**Ps 6,997**	Ps 8,618

	Year ended December 31,			
	Consolidated		Grupher	
	2001	2000	**2001**	2000
Transactions:				
Acquisition of fixed assets	**Ps 15,640**			
Interest gain	**1,628**	1,266	**Ps 556**	Ps 2,366
Interest expense			**206**	
Service income	**19,367**	13,866	**3,925**	6,360
Rent expense	**(29,967)**	(30,272)		
Contract work income	**3,925**	3,107		
Administrative services	**(99,015)**	(82,625)		(482)
Royalty	**(49)**	(111)		
Freight services	**14,747**			
Packaging services	**10,711**			

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31,	
	2001	2000
Finished goods	**Ps 318,674**	Ps 447,047
Work in process	**13,337**	5,002
Raw and packaging materials	**164,687**	153,222
Inventory in the hands of consignee	**239,089**	126,173
Spare parts	**24,825**	32,389
	Ps 760,612	Ps 763,833

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		Grupher	
	2001	2000	**2001**	2000
Buildings	**Ps 441,692**	Ps 446,146		
Machinery and equipment	**1,483,869**	1,510,536	**Ps 19,372**	Ps 19,372
Furniture and fixtures	**50,051**	49,444		
Transportation and stowing equipment	**50,866**	46,686		
Electronic equipment	**37,090**	23,223		
Beehives	**3,763**	3,929		
	2,067,331	2,079,964	**19,372**	19,372
Less - Accumulated depreciation	**(845,448)**	(766,817)	**(7,612)**	(5,674)
	1,221,883	1,313,147	**11,760**	13,698
Land	**180,555**	187,797		
Constructions in progress, machinery in transit and advances to suppliers	**261,262**	159,998		
	Ps 1,663,700	Ps 1,660,942	**Ps 11,760**	Ps 13,698

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company [1]	Equity	Total	Goodwill
Consolidated subsidiaries:			
Herdez	100%	Ps 759,129	
McCormick	50%	341,415	
Yavaros	100%	96,403	Ps (19,458)
Grupo Búfalo	100%	85,151	101,136
ADB	100%	38,216	13,420
Almacenadora Herpons	100%	40,140	20,012
Miel Carlota	95%	19,599	17,343
Hormel Alimentos	50%	45,334	460
Hersea	100%	37,772	
SDA	50%	2,055	
Associated companies		33,956	25,902
		Ps 1,499,170	Ps 158,815
Associated companies of the subsidiaries		Ps 7,091	Ps 62,755

[1] The financial statements of these companies have been examined by external auditors.

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2001 are analyzed as follows:

Maturity	Average interest rate	Consolidated
2003		
Dollars	6.26%	Ps 87,110
Mexican pesos	8.81%	260,000
2004		
Dollars	5.25%	114,619
2005		
Dollars	7.56%	29,801
2009		
Dollars	8.9%	137,542
Total long term loan		Ps 629,072

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2001, the subsidiary is in compliance with those covenants.

NOTE 8 - STOCKHOLDERS' EQUITY:

At the General Ordinary Stockholders' meeting held on April 13, 2000, it was agreed to pay dividends amounting to Ps88,829 (Ps80,742 nominal value).

At the General Ordinary Stockholders' meeting held on April 19, 2001, it was agreed to pay dividends amounting to Ps71,836 (Ps69,932 nominal value).

Dividends arising from the after-tax earnings account (CUFIN) are free from IT, while the excess is subject to 35% on the result of multiplying the dividend paid by the factor of 1.5385. The respective tax is payable by the company and may be credited against IT incurred by the company in the three subsequent years. Dividends paid are subject to no tax withholding.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps 1,197,043	Ps 1,073,788
Subscription premiums	Ps 43,572	Ps 127,798

During 2001 and 2000, the company repurchased 1,915,037 and 1,566,000 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps4,845 (Ps4,793 nominal value) and Ps5,248 (Ps4,773 nominal value), respectively, which means that Ps1,939 (Ps1,916 nominal value) and Ps1,713 were reduced from the capital stock at December 2001 and 2000.

The capital stock subscribed and paid amounts to Ps422,825 plus a restatement increment of Ps315,033 to express it in Mexican pesos of purchasing power as of December 31, 2001, and is represented by 422,555,963 registered common shares with no par value.

NOTE 9 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

The IT and ESPS are not proportional to the results before these entries, due basically to permanent differences which mostly arise from recognition of the effects of inflation on different bases for accounting and tax purposes, nondeductible expenses and depreciation on revaluation values.

At December 31, 2001 and 2000, the main temporary differences on which deferred income tax is recorded are as follows:

	2001		2000	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	Ps (20,504)		Ps 2,013	
Inventories	(711,820)		(720,703)	
Fixed assets - Net	(657,585)	Ps (6,271)	(669,145)	Ps (7,922)
Advance expenses	(70,362)		(70,694)	
Excess in cost of shares	74,107	74,107	67,164	67,164
Royalties payable abroad	18,285		16,862	
Uamortized tax losses	273,119	10,212	283,964	7,591
Others	(401)		(3,904)	
	(1,095,161)	78,048	(1,094,443)	66,833
IT rate	35%	35%	35%	35%
	(383,306)	27,317	(383,055)	23,392
Recoverable AT	3,120	612	4,461	690
Deferred tax	(380,186)	27,929	(378,594)	24,082
Deferred tax arising from reinvested tax profit	(23,996)		(26,601)	
Total deferred taxes	Ps (404,182)	Ps 27,929	Ps (405,195)	Ps 24,082

The company determined tax losses of Ps10,133 and Ps7,464, respectively, for the years ended December 31, 2001 and 2000.

The company incurred in individual AT of Ps612 in the year ended December 31, 2001.

NOTE 10 - COLLATERAL GRANTED:

At December 31, 2001 and 2000, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,102,840 and Ps916,410, respectively.

shareholders information

HERDEZ

Share Information:

BMV code: Herdez

ADR Level I: 25:1
Market: OTC
Symbol: GUZBY
Cusip: 40050P109

Closing share price as of:

December 29, 2000: $3.70
December 31, 2001: $3.19

Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258
Tel. 1-888-BNY-ADRS (269-2377)
1-610-312-5315
E-mail: shareowner-svcs@bankofny.com

Corporate Offices

Corporativo Cinco, S.A. de C.V.
Monte Pelvoux 215
Col. Lomas de Chapultepec
Mexico, D.F. 11000

Investor Relations

Adriana Legorreta Gutierrez
Tel 5 201 5602/03
Fax 5 201 5746
E-mail: alegorreta@herdez.com.mx

This annual report may contain some statements about expectations with respect to the future performance of Grupo Herdez and its subsidiaries.
The estimates contained in this document are based on the analysis performed by management, however, the actual results are subject to changes in economic conditions and the financial markets, which could have a material impact on the performance of the company.

today, tomorrow
and always...

GRUPO HERDEZ.

Corporate Headquarters
Corporativo Cinco, S.A. de C.V.
Monte Pelvoux 215 Col.
Lomas de Chapultepec
c.p. 11000 Mexico D.F.

GRUPO

HERDEZ.

02 MAY 17 AM 10: 1?

Exemption Number: 82-3818

NOTICE OF THE GENERAL EXTRAORDINARY AND ANNUAL GENERAL ORDINARY MEETING OF SHAREHOLDERS OF GRUPO HERDEZ, S.A. DE C.V..

According to the resolution taken by the Board of Directors, in their meeting of February 20, 2002, the General Extraordinary and Annual General Ordinary Meeting of Shareholders will take place on March 19, 2002 at 5:00 P.M. in Monte Pelvoux No. 215 Lomas de Chapultepec, 11000 México, D. F.

The meeting will follow the following:

Agenda:

General Extraordinary Meeting:

1. Study and in case, approval the new statutes for the society according with the Mexican General Stock Market Law.
2. Approval of the new special representative delegate.

Annual General Ordinary Meeting:

1. Study and in case approval to inform ordinary meeting of the Board of Directors, about results for the year of January 1, 2001 ended December 31,2001, required by Article 172 of Mexican General Law of Corporation including the financial statements for the year ended December 31,2001.
2. Study and in ins case, approval of the project of application of the results for the year ended December 31, 2000.
3. Aproval an in case the divends will be paid of $0.165/1000M.N (one hundred sixty five cents M.N.) each share for one coupon of series B.
4. Appointment or ratification of the members of the Board of Directors and Examiner, and determination of their fees.
5. Appointment or ratification of the members of the Executive Committee of the Board of Directors.
6. Approval of the new special representative delegate.
7. Any Other matter regarding the above.

To have the right to attend and vote at the meeting, the shareholders must obtain the admission card at the address mentioned above by presenting to the secretary the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney.

Mexico, D. F. March, 4, 2002

For the Board of Directors.

HÉCTOR HERNÁNDEZ-PONS T.
Secretary.



Militantes de la organización Hamas en el campo de refugiados de Yabalya, Gaza. (Foto: Reuters)

Francotirador mata a 10 israelíes en Cisjordania

□ *Tel Aviv lanza ofensiva sobre la Franja de Gaza*

- Liquidar a la ANP, única opción, señala el ministro Dan Naveh
- Rechaza Siria el regreso de refugiados palestinos a su territorio

JERUSALÉN, 3 de marzo.— El sangriento engranaje del conflicto entre Israel y los palestinos se aceleró de manera dramática hoy con nuevos ataques en Cisjordania y Gaza, arrojando como saldo diez israelíes muertos.

Un francotirador palestino disparó contra soldados y vehículos civiles israelíes en un puesto de control en Cisjordania, matando a diez personas.

Israel respondió de inmediato con una serie de intensos ataques contra instalaciones palestinas de seguridad en Cisjordania y la Franja de Gaza, las cuales dejaron al menos cuatro policías palestinos muertos.

La intensificación de la violencia, que suscitó llamados en Israel para derrocar al líder palestino, Yasser Arafat, ocurrió sólo 12 horas después que un atacante suicida palestino detonó el sábado la carga de explosivos que llevaba en el cuerpo en un concurrido barrio ultraortodoxo judío en Jerusalén y mató a nueve israelíes, incluidos varios niños.

La Autoridad Palestina condenó el atentado suicida, reivindicado por las Brigadas Mártires El Aqsa, un grupo armado vinculado a la facción El Fatah, del líder palestino.

Las brigadas señalaron que estaban vengando la muerte de palestinos, algunos de ellos civiles, cuando efectivos israelíes atacaron el jueves y viernes los campamentos de refugiados de Balata y Jenin, alegando que se trataba de una redada en busca de terroristas y explosivos.

En tanto, aviones, tanques y embarcaciones israelíes entraron en acción hoy para llevar a cabo los ataques de represalia. Aviones F-16 sobrevolaron Gaza y Cisjordania, mientras botes artillados de la marina se acercaron a la costa de Gaza.

Entrada la noche, el gabinete de seguridad del premier hebreo, Ariel Sharon, decidió intensificar las operaciones militares contra los palestinos y de inmediato invadió con carros de combate y excavadoras el campo de refugiados de Rafah, en la Franja de Gaza, destruyendo varias viviendas y matando a dos personas.

Israel culpó a Arafat de los ataques y Dan Naveh, ministro del gabinete, afirmó que no existe otra opción que poner fin a su régimen.

"Creo que la mejor manera de garantizar la seguridad de los ciudadanos israelíes es que ya no haya una Autoridad Palestina encabezada por Arafat", comentó Naveh.

Los palestinos también dijeron que la intensificación de la violencia está fuera de control, pero culparon a Israel.

Golpe a la paz

La violencia coincide con una iniciativa del príncipe heredero de la corona saudita, Abdalá ben Abdel Aziz, que ofrecería a Israel la normalización de las relaciones con el mundo árabe a cambio de una retirada de todos los territorios ocupados en la guerra del Oriente Medio, en 1967.

Asimismo, Siria asestó hoy un revés a las esperanzas en torno al plan, cuando el presidente Bashar Assad insistió en un comunicado conjunto con sus aliados libaneses que no podría haber compromiso en cuanto al derecho de los refugiados palestinos a regresar a la tierra de la que fueron expulsados en 1948.

Siria y Líbano reclamaron la aplicación de todas las resoluciones de la ONU, criticando implícitamente, aunque en un tono conciliador, la propuesta para resolver el conflicto. Assad llegó este día a Líbano, la primera vez que un gobernante de Damasco visita el país en 27 años. (*AP, AFP, Reuters, Notimex*)

Propone Toledo encarcelar a manifestantes en Perú

LIMA. El gobierno del presidente peruano Alejandro Toledo busca endurecer su política contra los manifestantes al enviar al Congreso un proyecto de ley para sancionar con ocho años de cárcel a quien realice bloqueos de carreteras o cause desmanes.

"No permitiremos desórdenes en Perú y quien atente contra la propiedad privada y estatal pagará las consecuencias", dijo el jefe de Estado esta semana, mientras por otra parte busca un diálogo con la oposición para llegar a un acuerdo de concertación nacional.

Toledo, quien antes de llegar al poder encabezó violentas protestas contra el régimen de Alberto Fujimori (1990-2000), dijo que en su administración no se permitirán daños a los automovilistas y comercios y mucho menos, bloqueos a carreteras.

La Comisión de Justicia del Congreso analizó severas sanciones a quien impida el normal funcionamiento del transporte o de los servicios públicos de la comunidad, abastecimiento de agua, electricidad o de sustancias energéticas.

El Legislativo estableció en ese sentido que quien cometa esos actos será castigado con pena privativa de la libertad entre dos y seis años, mientras el gobierno exige una condena de ocho años.

A quienes afecten la integridad física de las personas o causen daños a la propiedad pública o privada, en tanto, se les aplicará una pena de prisión no menor de tres ni mayor de seis años.

Esta fórmula legal acordada con reservas por la Comisión de Justicia corrige la propuesta emitida por el Ejecutivo ante la ola de protestas que viene sufriendo el país desde hace varios meses.

El ministro de la Presidencia, Carlos Bruce, aclaró al respecto que el gobierno no busca prohibir las marchas de protesta, sino sancionar a los que aprovechándose de las movilizaciones cometen actos de violencia y afectan la propiedad pública.

El ministro del Interior, Fernando Rospigliosi, aseguró que el proyecto de ley modifica los artículos 280, 283 y 315 del Código Penal, estableciéndose penas superiores a los cuatro años para aquellas personas que cometan actos de violencia.

"Estamos ante al accionar de grupos pequeños que con el pretexto de realizar actos de protestas bloquean las carreteras perjudicando a miles de personas", dijo. *(Notimex)*


PANORAMA
ACIR

MINUTES OF THE **ORDINARY GENERAL SHAREHOLDERS' MEETING AND ORDINARY GENERAL SHAREHOLDERS' MEETING** OF **GRUPO HERDEZ, S.A. DE C.V.**, HELD ON **MARCH 19, 2002** STARTING AT 17:00 HOURS AT THE PRINCIPAL PLACE OF BUSINESS OF THE CORPORATION SITUATED IN MEXICO CITY, FEDERAL DISTRICT.

The Meetings were chaired by Mr. Enrique Hernández-Pons Torres, in his capacity of Chairman of the Board of Directors, and Mr. Héctor Hernández-Pons Torres acted as Secretary, being also the Secretary of the Board of Directors, in the presence of Mr. Damián Basurto, Statutory Auditor of the Corporation.

The Chairman proposed and the Shareholders unanimously voted to designate as Inspectors of Elections Mr. Pablo Lezama Vélez and Mr. Iñigo Dávila Fernández, who in the performance of their duties proceeded to do a recount of the shares possessed by the shareholders in attendance.

After having verified the calculation of the shares possessed by the attending shareholders, in accordance with the attendance list, there were found to be 406,047,870 (four hundred and six million forty-seven thousand eight hundred and seventy) shares present out of the 422,555,963 (four hundred and twenty-two million five hundred and fifty-five thousand nine hundred and sixty-three) shares of the company's capital stock with voting rights, that is, 96.09% (ninety-six point zero nine percent), wherefore the Chairman declared that the meetings were legally convened and the resolutions taken thereat valid, pursuant to the stipulations of the Corporate Bylaws and the General Law on Business Corporations [Ley General de Sociedades Mercantiles].

Thereupon, the Secretary read out the following:

AGENDA

Extraordinary General Shareholders' Meeting:

1. Study and, if applicable, approval to modify the Corporation's corporate bylaws, in order to update them and adjust them if necessary to the new provisions of the Securities Market Act [Ley del Mercado de Valores].
2. Designation of special delegates.

Annual Ordinary General Shareholders' Meeting:

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

1. Presentation and, if applicable, approval or modification of the report by the Board of Directors on the running of the business of the Corporation during the fiscal year from

January 1, 2001 through December 31, 2001, to be rendered in accordance with Articles 172 and 181 of the General Law on Business Corporations and which, therefore, includes the financial statements of the Corporation and the expert opinion of the Statutory Auditor.

2. Study and, if applicable, approval of the proposal for distribution of the profits or losses for the fiscal year from January 1, 2001 through December 31, 2001.

3. Discussion and, if applicable, approval of the payment of a dividend at the rate of $0.165 (ZERO PESOS 165/1000 CENTS, MEXICAN CURRENCY) for each of the shares of Series "B" representing the capital of the Corporation that are in circulation.

4. Designation and, if applicable, ratification of the appointments of the members of the Board of Directors and Statutory Auditor of the Corporation and their emoluments.

5. Designation and, if applicable, ratification of the appointments of the members of the Audit Committee, Executive Committee, Evaluation and Compensation Committee and Finances and Planning Committee of the Board of Directors of the Corporation.

6. Determination of the maximum amount of funds which the Corporation may allocate to the purchase of its own shares

for the fiscal year ending on December 31, 2002, by the terms of Article 14-A 3 of the Securities Market Act.

7. Designation of special delegates.

Having unanimously approved the Agenda, the attendees went on to discuss it, obtaining the following result:

Extraordinary General Shareholders' Meeting:

FIRST. In discussing the first item on the Agenda of the Extraordinary General Shareholders' Meeting, the Chairman commented that by virtue of the Corporation's present needs and as a consequence of the recent reform to the Securities Market Act, it is deemed suitable to adjust the Corporate Bylaws of the Corporation, where for he proposes to entirely amend such bylaws so that in future they shall be left as follows:

FIRST. **NAME**. The corporation's name is "GRUPO HERDEZ", which shall be followed by the words "Sociedad Anónima de Capital Variable" or its abbreviation "S.A. de C.V.".

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SECOND. **DOMICILE**. The domicile of the corporation shall be in Mexico City, Federal District, and it may establish agencies, branches or related offices in any place in the Republic of Mexico or abroad.

THIRD. **<u>CORPORATE PURPOSE</u>.** The purpose of the corporation is:

a) To promote, constitute, organize, exploit and hold participations in the capital and assets of any kind of commercial or civil corporations or partnerships, or of any other kind, both national and foreign, as well as participate in their administration or liquidation.

b) The acquisition, alienation and, in general, the negotiation of all kinds of shares, equity interests and of any other security permitted by law.

c) The acquisition, alienation and, in general, the negotiation of its own shares, by the terms and conditions of the Securities Market Act.

d) The issuance, subscription, acceptation, endorsement, third-party guarantee or any other kind of negotiation with instruments and securities permitted by law and which do not require special authorization or concession.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

e) The execution of all kinds of acts, the contracting of loans or liabilities, granting and receiving specific guarantees, the issuance of debentures, bonds, commercial paper, shares and any other security permitted by law, accepting, issuing, endorsing or acting as security for all kinds of negotiable instruments and securities, furnishing bonds, third-party guarantees or guarantees of any kind, with respect to the obligations contracted or the instruments issued or accepted by third parties.

f) Acquiring, marketing, alienating, taking and granting the use and enjoyment by any means permitted by law of real and personal property.

g) Obtaining, acquiring, contracting and granting by any means permitted by law: patents, trademarks, trade names, designs, plans, formulas, studies, projects, copyrights and concessions for all kinds of industrial and commercial activities of any kind.

h) The provision or contraction of technical, administrative, consultative and advisory services, as well as the execution of contracts and agreements for realizing the other objectives related with the corporate purpose.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

i) The corporation shall carry out any other activity permitted by law that may be necessary or complementary to the fulfillment of the corporation's purpose.

FOURTH. <u>DURATION</u>. The duration of the corporation shall be indefinite.

FIFTH- <u>EXPRESS AGREEMENT FOR FOREIGN SHAREHOLDERS</u>. This Corporation is Mexican. Any present or future foreign shareholders of the Corporation are formally bound with the Ministry of Foreign Relations to be considered as Mexican nationals with respect to any shares in the corporation they may acquire or hold, as well as any property, rights, concessions, participations or interests the corporation may hold, or of the rights and obligations derived from the contracts to which the corporation may be party with Mexican authorities, and not to invoke therefore the protection of their own governments. Failure to comply with the above shall render them liable to forfeiting to the Mexican nation any equity interest they may have acquired.

SIXTH. **CAPITAL STOCK.** The capital stock is variable. The minimum fixed capital stock without right of withdrawal is the sum of SIX MILLION EIGHT HUNDRED AND TWENTY-FIVE THOUSAND TWO HUNDRED AND NINETY-FOUR PESOS SEVENTY CENTS, MEXICAN CURRENCY and it is represented by FORTY-THREE MILLION TWO HUNDRED THOUSAND common registered shares without par value, fully subscribed and paid up.

The amount of the variable capital stock may on no account exceed ten times the amount of the corporation's minimum fixed capital stock without right of withdrawal.

The amount of the variable capital shall always be represented by shares which shall have the characteristics determined at the Shareholders' Meeting where their issuance was agreed upon, which shall in all cases be registered and without par value.

SEVENTH. **SHARES.** For purposes of identification, the shares representing the capital stock shall be divided into two classes.

a) Class "I" shall be made up of shares in the fixed minimum capital stock, without right of withdrawal; and

b) Class "II" shall be made up of shares representing the variable capital stock.

The entire amount of the Corporation's capital stock shall be represented by common registered shares without par value, in a single series. All of the shares shall be freely subscribed and shall grant their holders equal rights and obligations, with the exception of the right of withdrawal, which shall be exclusively for the holders of shares in the variable part, pursuant to the provisions of these corporate bylaws, the General Law on Business Corporations, the Securities Market Act, any provisions of a general nature issued by the National Banking and Securities Commission and other applicable legal provisions.

Whenever foreign shareholders hold equity in the Corporation's capital, they shall have to comply with the regulations in force established for foreign investment.

Ownership of one or more shares implies the acceptance of these corporate bylaws and of the resolutions lawfully adopted at the Shareholders' Meeting or by the Board of Directors of the Corporation.

EIGHTH. SHARE CERTIFICATES. The shares shall be covered by printed certificates. Interim certificates may be issued until the definitive certificates are printed.

Both the provisional certificates and the definitive certificates of shares shall be progressively numbered within each Class and they may cover one or more shares; the definitive certificates shall bear attached registered coupons, numbered progressively, which shall be torn from the certificate and handed over to the corporation against the payment of dividends or interest. The interim certificates may also bear coupons. The definitive certificates to the provisional certificates shall meet with all of the other requirement demanded by Article One Hundred and Twenty-Five of the General Law on Business Corporations; on them shall be literally transcribed in ostensible form the text of the Fifth Clause of these bylaws, they shall be signed with the autographed signature

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of the Chairman and the Secretary of the Board of Directors of the Corporation or by any two members of said board, designated for such purpose.

They may also be signed in facsimile form by the same officers on the condition that the original of the respective signatures be deposited with the Public Commerce Registry of the Corporation's domicile.

At the request of their holders, and at their expense, the interim certificates and definitive certificates of shares may be exchanged for others of different denominations.

In the event of loss or destruction of the interim or definitive share certificates, they shall be replaced at the expense of their holder, pursuant to the stipulations contained in the General Law on Negotiable Instruments and Credit Transactions [Ley General de Títulos y Operaciones de Crédito].

NINTH. **<u>REGISTERED STOCK LEDGER</u>.** The Corporation shall possess a Registered Stock Ledger, which may be kept in accordance with the decisions of the Administration of the

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Corporation. In such book, the information demanded by Article One Hundred and Twenty-Eight of the General Law on Business Corporations shall be mentioned. The Corporation shall consider the owner of the shares to be whoever appears listed as such in the aforementioned Registered Stock Ledger. The annotations related with any transfers of shares effectuated shall be done at the request of the interested parties.

For purposes of preparing an attendance list of shareholders, due to the holding of a Shareholders' Meeting, the Registered Stock Ledger shall be closed five days before the holding of each meeting and shall not be opened again until the day after such meeting took place or the date on which it should have taken place.

TENTH. <u>CAPITAL INCREASES AND REDUCTIONS</u>. Notwithstanding the increases or reductions of capital stock derived from the acquisition of the corporation's own shares on the stock market in which the Corporation operates and, on the understanding that such shares be converted into treasury bonds pursuant to these corporate bylaws, Article Fourteen-A Three of the Securities Market Act, any rules of a general nature issued by the National Banking and Securities Commission and any other `applicable legal provision any increase or reduction in the capital stock in both the fixed and variable parts, shall be done by resolution emanating from the Extraordinary General Shareholders' Meeting. The respective minutes in both cases must be certified before a Notary Public.

No listing of the notarial instruments containing the increases or decreases in the variable part of the Corporation's capital shall be necessary in the Public Commerce Registry of the Corporation's domicile.

No capital increase may be declared before the shares previously issued are fully paid-up.

Whenever there exist shares issued to represent the variable part of the capital stock and which, by resolution of the Extraordinary General Shareholders' Meeting declaring their issuance, shall have to be deposited with the Corporation's treasury in order to be delivered by the Board of Directors to the Corporation's shareholders as they become subscribed and paid-up, in all cases the preemptive rights of the corporation's shareholders referred to by this clause shall be respected.

The shareholders shall have a preemptive right to subscribe any new shares issued in the event of a capital stock increase, in proportion to the number of shares they hold at the time of the declaration of the increase in question.

This right shall have to be exercised within fifteen days, counted from the day after the publication of the respective resolution in the Official Gazette of Mexico.

In the event that, after the expiration of the term during which the shareholders should have exercised the preemptive right granted them in this clause, some shares remain unsubscribed, the Board of Directors shall offer such shares to third parties for subscription and payment, provided that the shares in question are offered for subscription and payment under terms and conditions that are not more favorable to those in which they might have been acquired by the Corporation's shareholders.

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In the event that the Board of Directors, within the fifteen days following the expiration date of the term during which the shareholders should have exercised the preemptive right, fails to place the shares which have not been subscribed by the shareholders, or, where applicable, by third parties, such shares shall be cancelled and, therefore, the capital stock shall be reduced proportionally, by the part corresponding to the cancelled shares.

Reductions in capital to absorb losses or by reimbursement to the shareholders shall be effectuated by the proportional redemption of the number of shares in circulation, but in all cases, shares representing the variable part of the capital shall be redeemed first and only if the quantity of such shares is insufficient to fully absorb the amount of the approved capital reduction shall shares representing the fixed minimum capital stock without right of withdrawal be redeemed in order to complete the capital reduction in question.

In the event of a capital stock reduction, as a consequence of shareholders owning shares representing the variable part of the capital stock wishing to exercise their right to fully or partially withdraw their `contribution, the capital reduction shall be effectuated with strict observance of the orders contained in Articles Two Hundred and Twenty and Two Hundred and Twenty-One of the General Law on Business Corporations. Additionally, the corresponding reimbursement shall be subject to the payment thereof being made in accordance with the value that turns out to be the lower of the following two values.

Ninety-five percent of the Stock Market quotation, obtaining the average of transactions which have been done during the thirty-days in which the shares of the Corporation have been quoted, prior to the date on which the withdrawal should take effect, or else the book value of the shares in accordance with the financial position statement corresponding to the close of the fiscal year in which the separation should take effect, previously approved at the Ordinary General Shareholders' Meeting.

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The payment of the reimbursement shall be due from the Corporation as of the day after the holding of the Ordinary General Shareholders' Meeting at which approval is given to the statement of the financial position corresponding to the fiscal year in which the withdrawal should take effect.

No shareholder may exercise the right of withdrawal referred to by the preceding paragraph when, as a consequence of exercising that right, the number of shareholders of the corporation is reduced to less than two.

Any increase or reduction of capital shall be listed in the ledger or register kept by the corporation for that purpose.

ELEVENTH. SHAREHOLDERS' MEETING. The General Shareholders' Meeting is the highest governing body of the Corporation. The general shareholders' meetings are Ordinary or Extraordinary and shall be held at the corporate domicile with the exception of circumstances of acts of God or force majeure.

The Ordinary General Shareholders' Meeting shall convene at least once per year, within the first four months following the close of the fiscal year. In addition to the matters mentioned in Article One Hundred and Eighty-One of the General Law on Business Corporations, thè Ordinary General Shareholders' Meeting shall deal with and resolve upon the presentation of the report referred to by the general announcement of Article One Hundred and Seventy-Two of the General Law on Business Corporations on the corporation's immediately previous fiscal year.

The Annual Ordinary General Shareholders' Meeting, in addition to the items referred to by the preceding paragraph, shall include the presentation to the shareholders of the report referred to by the general listing of Article One Hundred and Seventy-Two of the General Law on Business Corporations on the immediately previous fiscal year of the corporation or corporations who are majority holders of the shares, whenever the value of the investment of each of them is greater than twenty percent of the net worth, according to the financial position statement of the controlling corporation at the close of the corresponding fiscal year.

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Extraordinary Meetings shall be those convened in order to deal with any of the items referred to by Article One

Hundred and Eighty-Two of the General Law on Business Corporations.

Ordinary and Extraordinary General Shareholders' Meetings shall be called by the Board of Directors, through its Chairman, or in the absence thereof, by the Secretary of the Corporation; also at the request of the shareholders under the terms of Articles One Hundred and Eighty-Four and One Hundred and Eighty-Five of the General Law on Business Corporations, or by the Statutory Auditors, in accordance with Section Six of Article One Hundred and Seventy-Six of such law.

Shareholders representing at least fifteen percent of the capital stock may directly exercise a civil liability action against the administrators provided that they meet with the requirements established by Article One Hundred and Sixty-Three of the General Law on Business Corporations. Such action may also be exercised with respect to the Statutory Auditors and members of the Audit Committee, in observance of such legal precept.

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Shareholders with shares with voting rights, even in limited form, representing at least ten percent of the shares represented at a Shareholders' Meeting may request that the voting be postponed on any matter with respect to which they feel insufficiently informed, in observance of the terms and conditions set forth in Article One Hundred and Ninety-Nine of the General Law on Business Corporations.

Shareholders with shares with voting rights, even in limited or restricted form, representing at least twenty percent of the capital stock may judicially oppose the resolutions emanating from the General Shareholders' Meetings in respect of which they have the right to vote, provided that they satisfy the requirements of Article Two Hundred and One of the General Law on Business Corporations, being equally applicable Article Two Hundred and Two of the aforementioned law.

TWELFTH. **<u>NOTICES OF MEETINGS</u>.** The notices for the Ordinary and Extraordinary General Shareholders' Meeting shall be effectuated by the Board of Directors, through the person designated for these purposes, and they shall be published

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in the Official Gazette of Mexico or in one of the newspapers of highest circulation at the corporate domicile, at least eight days prior to the date appointed for the meeting to be held, except when they are Shareholders' Meetings held to approve the report referred to by Article One Hundred and Seventy-Two of the General Law on Business Corporations, which shall be called at least fifteen days beforehand.

The Notices of Meetings shall set forth the place, date and time for the meeting to be held. They shall contain the Agenda and be signed by whoever makes them.

The notice shall not be required whenever the full amount of the shares is represented at the time of voting.

Notwithstanding the foregoing, the shareholders with shares with voting rights, even in limited or restricted form, representing at least ten percent of the capital stock may request that a General Shareholders' Meeting be called by the terms set forth in Article One Hundred and Eighty-Four of the General Law on Business Corporations and Fourteen-A Three of the Securities Market Act.

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On and after the moment in which the nòtice is published for the Shareholders' Meetings, the Corporation shall maintain available to the same shareholders, immediately and freely, the information and the documents related with each of the items on the agenda.

THIRTEENTH. **REPRESENTATION AT AND ADMISSION TO THE MEETINGS**. The shareholders may be represented at the meetings of any kind by proxy granted on forms drawn up by the Corporation, which must meet with the following requirements:

a) They must clearly set forth the name of the Corporation, as well as the respective Agenda. The items referred to by Articles One Hundred and Eighty-One and One Hundred and Eighty-Two of the General Law on Business Corporations may not be included under the heading of general business.

b) The must contain space for the instructions set forth by the grantor for the exercise of the proxy.

The Corporation shall maintain available to the stock brokers who evidence their representation of the shareholders of this Corporation, for the term referred to in Article One Hundred and Seventy-Three of the General Law on Business Corporations, the forms of the proxy letters, in order for them to be able to forward them to their principals.

The Secretary of the Board of Directors of the Corporation shall be bound to ensure observance of the provisions of this subsection and report on it to the Shareholders' Meeting, which shall be recorded in the respective minutes.

The shareholders may not be represented by either the Directors or the Statutory Auditors of the Corporation.

In order to be admitted to the meetings, the shareholders shall be duly listed in the Stock Leger which shall be kept by the Corporation pursuant to the stipulations of these corporate bylaws; additionally, the shareholders shall request from the Corporation, during the final working day at the latest prior to the day on which the meeting is to be held, the corresponding admission card, which shall be issued to them against the deposit of interim or definitive share certificates, or against the delivery of the document evidencing the deposit thereof with any of the institutions for the deposit of securities, or with any fiduciary or lending institution, whether national or foreign.

FOURTEENTH. <u>CHAIRING OF THE MEETINGS</u>. The Ordinary and Extraordinary General Shareholders' Meetings shall be chaired by the Chairperson of the Board of Directors and, in his or her absence, by any of the shareholders designated at the meeting itself in question.

The chairperson shall appoint two inspectors of elections from among the shareholders, shareholders' representatives or guest in attendance, in order to determine whether or not the lawful quorum exists and so that they may count the votes cast, if the latter is requested by the Chairperson of the Meeting.

FIFTEENTH. <u>ASSEMBLY OF THE MEETINGS</u>. The Ordinary General Shareholders' Meetings held by first call shall be deemed lawfully assembled if at least fifty percent of the capital stock is represented; in the case of a second or final call, the Ordinary General Shareholders' Meetings shall be deemed lawfully assembled regardless of the number of shares represented.

The Extraordinary General Shareholders' Meetings shall be deemed lawfully assembled, by virtue of the first call, if at least seventy-five percent of the capital stock is represented; in the case of a second or final call, the Extraordinary General Shareholders' Meetings shall be deemed lawfully assembled if at least fifty percent of the capital stock is represented.

SIXTEENTH. VOTING AT THE MEETINGS. The resolutions adopted at the Ordinary General Shareholders' Meetings, held by virtue of a first or subsequent call, shall be valid if they are adopted by majority vote of the shares present or represented- The resolutions of Extraordinary General Shareholders' Meetings shall be valid if approved by the favorable vote of shares representing at least half of the capital stock.

Except in the case of the full meetings referred to by Article One Hundred and Eighty-Eight of the General Law on

Business Corporations, for the resolutions adopted at the Shareholders' Meetings to be valid, they must refer only to the items contained on the Agenda appearing in the respective notice of meeting.

Resolutions adopted outside of a Shareholders' Meeting by unanimous vote of the Shareholders representing the full amount of the shares with voting rights or of the special category of shares in question, if applicable, shall, for all legal purposes, have the same validity as if they had been adopted in a General or Special Shareholders' Meeting, respectively, provided they are confirmed in writing.

SEVENTEENTH. MINUTES OF THE MEETINGS. Minutes shall be taken from each meeting, which shall contain the resolutions adopted. Such minutes shall be entered in the book kept for that purpose by the corporation.

Furthermore, a file shall be formed from each meeting in which to keep copies of the minutes and of the attendance list, signed by the inspectors of elections, the admissions cards thereto, the proxy letters, a copy of the publications in which, if applicable, the notice of meeting

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appeared and, if applicable, copies of the reports of the Board of Directors and of the Statutory Auditors, and any other documents which may have been submitted to the consideration of the attendees at the meeting.

If the minutes of any meeting were not able to be entered in the respective book, said minutes shall be authenticated before a Notary Public. The minutes of the extraordinary general shareholders' meetings, with the exception of those regarding increases or reductions of the variable part of the capital stock, shall be authenticated before a Notary Public and shall be listed in the Public Commerce Registry of the Corporation's domicile. All minutes of shareholders' meetings, as well as the supporting documents regarding those that were not able to be held owing to lack of quorum, shall be signed by the Chairperson and the Secretary of the Shareholders' Meeting, as well as by any Statutory Auditors who were present.

EIGHTEENTH. **<u>ADMINISTRATION</u>.** The administration and representation of the Corporation shall be the responsibility of a Board of Directors, formed by the number of regular and alternate members decided upon at the

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shareholders' meeting, but in all cases, the Board of Directors of the Corporation shall be formed by a minimum of five and a maximum of twenty regular board members, of whom at least twenty-five percent shall be independent.

Pursuant to the provisions of Article Fourteen-A of the Securities Market Act, for purposes of these corporate bylaws, Independent Board Members shall be understood to mean those persons who, selected for their experience, capacity and professional prestige, on no account shall be:

a) Employees or executives of the Corporation, including those persons who may have occupied such positions during the immediately previous year;

b) Shareholders who, without being employees or managers of the Corporation, shall have power to command the executives thereof;

c) Partners or employees of corporations or partnerships who provide advisory or consultancy services to the Corporation or to the companies which belong to the same

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economic group of which the latter forms part, whose incomes represent ten percent or more of their incomes;

d) Clients, suppliers, debtors, creditors, partners, board members or employees of a corporation which is a major client, supplier, debtor or creditor.
A client or supplier is deemed to be a major one when the sales of the Corporation represent more than ten percent of the total sales of the client or supplier, respectively.

Furthermore, a major debtor or creditor is deemed as such when the amount of the credit is more than fifteen percent of the assets of the Corporation or of its counterpart.

e) Employees of a civil foundation, non-profit organization or non-trading partnership which receives major donations from the Corporation.

Major donations are considered to be those representing more than fifteen percent of the total donations received by the institution.

f) Chief executive officers or top-level executive of a corporation on whose board of directors the chief executive officer or a top-level executive of the Corporation is a member; and

g) Spouses or life partners, as well as blood relatives or relatives by affinity or civil ties to the first degree with respect of the persons mentioned in subdivisions c) through f) above, or, to the third degree, in connection with the persons set forth in subdivisions a) and b) above.

The members of the Board of Directors may be reelected, but in any event, they shall continue in functions until the persons designated to replace them have taken over.

The shareholder or group of shareholders owning shares representing at least ten percent of the capital stock shall have the right to designate a Regular Board Member and, if applicable, that person's alternate.

Any minority of holders of shares with restricted vote other than those provided for by Article One Hundred and Thirteen of the General Law on Business Corporations or with limited voting referred to by such precept, who represent at least ten percent in one or in both share series, shall have the right to designate at least one board member and that person's respective alternate; in the absence of this designation of minorities, the holders of said class of shares shall entitled to appoint at least two board member and their replacements. In the latter case, the designations, as well as the replacements and revocations of the board members shall be agreed upon at a special shareholders' meeting. The appointments of the Board Members designated by the minorities may only be revoked when the appointments of the other Board Members of the Corporation are revoked.

NINETEENTH. ALTERNATE BOARD MEMBERS. The alternate board members of the Board of Directors may only replace the regular board members in accordance with the decisions of the shareholders' meeting which elected them. The alternate board members for the independent board members must have that same capacity.

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TWENTIETH. **DESIGNATION OF THE CHAIRPERSON AND SECRETARY OF THE BOARD OF DIRECTORS**. The Board of Directors shall designate from among its regular members a Chairperson and if it were deemed necessary, one or more Vice-Chairpersons, who shall enjoy the powers granted to them at the time of their designation.

The Chairperson shall represent the Board, and therefore the Corporation, before all kinds of private bodies and authorities and shall ensure that the resolutions emanating from the Shareholders' Meetings and from the Board of Directors are fulfilled.

Furthermore, the Board of Directors each year shall designate the Secretary of the Board of Directors and if deemed necessary, one or more Vice-Secretaries, who shall not necessarily be board members and who may also be designated at the shareholders' meeting.

The acting Secretary, or if applicable, the Vice-Secretary shall authenticate with his or her signature, the copies or extracts of the minutes of the Meetings of the Board of

Directors, of the Shareholders' Meetings and of the other documents of the corporation, and shall keep the file and correspondence of each board member.

TWENTY-FIRST. **NOTICE FOR THE MEETINGS OF THE BOARD OF DIRECTORS.** The Board of Directors shall meet at least once every three months and on any other occasion when called for such purpose by its Chairperson, by any two members of the Board itself, by the Secretary, or by the Vice-Secretary, by prior notice given in writing and sent at least five days before the date of the meeting, in such a manner as to ensure that the addressees shall receive it at whichever domiciles they have provided for such purpose to the corporation.

The Statutory Auditors of the Corporation shall be called to the Meetings of the Board of Directors.

TWENTY-SECOND. **HOLDING THE MEETINGS OF THE BOARD OF DIRECTORS.** In order for the Board Meetings to be deemed lawfully assembled, in all cases it shall require the attendance of at least the majority of its members. The Board of Directors shall adopt its resolutions by the

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favorable vote of the majority of the Board Members present at each meeting.

The Chairperson of the Board of Directors shall have the casting vote in the event of a tie.

The resolutions adopted outside a meeting, by the Board of Directors, by the unanimous vote of its members, shall, for all legal purposes, have the same validity as if they had been adopted at a board meeting, provided they are confirmed in writing.

TWENTY-THIRD. **POWERS OF THE BOARD OF DIRECTORS**. The Board of Directors shall have all of the powers included in the general powers of attorney for: a) litigation and collections; b) administrating property; c) exercising acts of ownership, with all of the general powers and those special powers which by law require a special clause, under the terms of Article two thousand five hundred and fifty-four of the Federal Civil Code [Código Civil Federal] and of the counterpart provisions of the Civil Code [Código Civil] for the Federal District of Mexico City and of the Civil Codes of the States of the Republic of Mexico; d) representing the Corporation before private bodies and all kinds of administrative and judicial authorities, be they federal, of the states, or municipal, before all kinds of boards of Conciliation and Arbitration and other employment authorities, as well as before conciliators and arbitrators; e) issuing, accepting, endorsing and guaranteeing or subscribing, in any form, negotiable instruments, as well as for protesting them under the terms of the Ninth Article of the General Law on Negotiable Instruments and Credit Transactions [Ley General de Títulos y Operaciones de Crédito].

The foregoing powers include but are not limited to powers for:

a) Bringing all kinds of actions and appeals, even for the writ of amparo, and abandoning it; for reaching settlements, submitting to arbitration, preparing and answering interrogatories, assigning property, recusing and receiving payments; for discussing, executing and revising collective bargaining agreements; representing the Corporation before the employment authorities in labor matters to which the company is a party or

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interested third party, in both the initial hearing, and in any other stages of the process of the employment law;

b) Carrying out all of the operations and entering into, modifying and rescinding agreements inherent to the purposes of the Corporation;

c) Managing bank accounts;

d) Appointing and removing the Chief Executive Officer, the members of the Committees of the Board of Directors of the Corporation and, if applicable, the Managing Directors and other officers of the Corporation, and determining their powers, obligations and remunerations.

e) Granting general (sic) special powers of attorney and revoking them;

f) Establishing branches, agencies or related offices and closing them down;

g) Executing the resolutions of the shareholders' meetings;

h) Filing accusations and criminal complaints, granting the pardon, law permitting, and assisting the Public Prosecutor's Office as coadjutor;

i) Placing in circulation shares which have been deposited with the Treasury of the Corporation, in order to be placed in circulation among the shareholders of the Corporation or among third parties;

j) It shall correspond exclusively to the Board of Directors of the Corporation to determine in which sense the votes corresponding to the shares owned by the Corporation should be cast, at the Ordinary General, Extraordinary or special Shareholders' Meetings of the Corporations in which the Corporation is a majority shareholder;

k) The Board of Directors shall have the power — which may not be delegated - to decide upon the acquisition of the corporation's own shares and their subsequent placement on the market, pursuant to the provisions of Article Fourteen-A Three of the Securities Market Act and other applicable legal provisions;

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l) Designation of the person responsible for managing the reserve fund for the acquisition of the corporation's own shares and for ordering the purchase and placement of said shares;

m) The Board of Directors of the Corporation shall require prior authorization from the Ordinary General Shareholders' Meeting in order to approve the acquisition or alienation of shares or the exercise of the right of withdrawal, in the following cases:

i) Whenever the value of the acquisition of shares of another Corporation, by virtue of one or more simultaneous or successive acquisitions, exceeds twenty percent of the net worth, according to the last statement of financial position of this Corporation.

In the event that the purpose of the Corporation shall include, in addition to the investment in shares or equity interests in other corporations, the performing of industrial, commercial or services activities, the approval of the Shareholders' Meeting shall not be

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required, whenever they acquire shares in other corporations whose activities are coincidental with the industrial, commercial or services activities of the Corporation.

ii) Whenever the value of the alienation of shares of another Corporation, by virtue of one or more simultaneous or successive acquisitions, exceeds twenty percent of the net worth, according to the last statement of financial position of the Corporation.

In the event that the purpose of the Corporation shall include, in addition to the investment in shares or equity interests in other corporations, the performing of industrial, commercial or services activities, the approval of the Shareholders' Meeting shall also be required, whenever the alienation of the shares implies, by virtue one or more simultaneous or successive transactions, the loss of the control of the corporation issuing the shares, whose activities are coincidental with the industrial, commercial or services activities of this Corporation.

iii) Whenever the exercise of the right of withdrawal in the variable capital stock corporations represents, by virtue of one or more simultaneous or successive acts, the reimbursement of shares whose value exceeds twenty percent of the net worth, according to the last statement of financial position of the Corporation.

In the event that the purpose of the Corporation shall include, in addition to the investment in shares or equity interests in other corporations, the performing of industrial, commercial or services activities, the approval of the Shareholders' Meeting shall also be required, whenever the withdrawal implies, by virtue one or more simultaneous or successive acts, the loss of the control of the corporation who performs the industrial, commercial or services activities of the controlling corporation.

n) Presenting to the Shareholders' Meeting the annual report of each of the Committees of the Board of Directors of the Corporation in respect of the activities of said Committees.

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ñ) Approving the transactions that are separate from the ordinary course of business and which may be entered into between the Corporations and its partners, with persons forming part of the administration of the Corporation or with whom such persons maintain connections regarding property or, if applicable, of blood relations or affinity to the second degree, the spouse or life partner; the purchase or sale of ten percent or more of the asset; the furnishing of guarantees for an amount over thirty percent of the assets, as well as transactions other than the above which represent more than one percent of the Corporation's assets.

The members of the Corporation's Board of Directors shall be responsible for the resolutions they arrive at owing to the matters referred to by this subdivision, except in the case established by Article One Hundred and Fifty-Nine of the General Law on Business Corporations.

TWENTY-FOURTH. <u>COMMITTEES OF THE BOARD OF DIRECTORS</u>. The Corporation may set up intermediate administrative bodies called Committees of the Board of Directors, in accordance with the following:

a) The structure, functioning system and demarcation of the powers of the Committees of the Board of Directors shall on no account include those reserved previously by the law or these corporate bylaws to other bodies of the Corporation.

b) The appointment of the members of the Committees of the Board of Directors shall fall to board members of the Corporation, designated at the same Ordinary General Shareholders' Meeting where the appointment of the members of the Board of Directors was decided.

Any shareholder or group of shareholders who represents at least ten percent of the capital stock shall be entitled to designate a regular member and, if applicable, that person's alternate, on each of the Committees of the Board of Directors that are formed. The members of the Committees who are designated by the minorities shall be designated from among the Board Members they have designated.

c) The Committees of the Board of Directors of the Corporation shall be formed exclusively by regular members of the Board of Directors of the Corporation and by a minimum number of three and a maximum of seven board members.

d) The Committees of the Board of Directors shall be chaired by a Chairperson who shall be designated at the Shareholders' Meeting where the appointment of the members of the Board of Directors is agreed.

e) The members of the Committees of the Board of Directors shall act necessarily incorporated in a collegiate body, and their powers may not be delegated to natural persons, such as executive officers, managers, board members, delegates, attorneys-in-fact or other equivalent designations.

f) The members of the Committees of the Board of Directors shall occupy their positions for one year, unless they are relieved of their posts by the Ordinary Shareholders' Meeting of the Corporation, but in any event they continue in their posts until the persons designated to replace them have taken possession thereof; they may be reelected and they shall receive the remunerations determined by the Ordinary General Shareholders' Meeting of the Corporation.

g) The Committees of the Board of Directors shall have the obligation to report their activities to the Board of Directors at least once per year, or else, whenever facts or acts of importance to the corporation arise, which in its opinion are deserving of such report.

h) The Committees of the Board of Directors shall call to their meetings the statutory auditor or auditors of the Corporation, who shall have to appear thereat with the right to speak but not to vote.

i) The Committees of the Board of Directors of the Corporation shall produce an annual report of their activities, which shall be presented to the Board of Directors.

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The Corporation may form any Committees of the Board of Directors decided upon by the Shareholders' Meeting, but in any event, it shall form an Audit Committee in accordance with Article Fourteen-A Three of the Securities Market Act, an Executive Committee, an Evaluation and Compensation Committee and a Finances and Planning Committee.

TWENTY-FIFTH. **EXECUTIVE COMMITTEE**. The Executive Committee of the Board of Directors of the Corporation shall execute the resolutions entrusted to it by the Board of Directors. For such purpose, the Board of Directors shall grant the Executive Committee any powers it may require in order to execute the respective resolutions for each specific case.

The Executive Committee may not delegate the whole of its powers to any person, but it may indicate the persons who should execute its resolutions. In the absence of such indication, both the Chairperson and the Secretary shall be empowered to execute its resolutions.

The Executive Committee shall assemble whenever it is called upon by its Secretary at the request of its Chairperson or any two of its members, at least three days beforehand. In each case, the Statutory Auditors of the Corporation shall also be called, who shall attend with the right to speak but not to vote. The notice of the meeting shall be sent by mail, telegram, fax, messenger service or any other medium which shall ensure that the members of such committee will receive it. The notice of meeting may be signed by the Secretary of the Board of Directors of the Corporation or his or her replacement, who shall act in such capacity in the Executive Committee itself.

In order for the Meetings of the Executive Committee to be valid at least the majority of its members (sic). The resolutions of the Executive Committee shall be approved by the favorable vote of the majority of its members.

The resolutions adopted by the Executive Committee, by unanimous vote of its members, shall, for all legal purposes, have the same validity as if they had been adopted at a board meeting, provided they are confirmed in writing.

The Executive Committee shall render timely information, through its Chairperson or the Secretary, and at least annually, to the Board of Directors of the resolutions that it shall adopt or whenever in the opinion of the Committee itself, facts or acts of importance arise for the Corporation that are deserving of such reporting. Minutes shall be drawn up from each meeting of the Executive Committee and transcribed in a special book in which to record the attendance of the members of the Committee and the resolutions adopted, and they shall be signed by whosoever acted as Chairperson and Secretary.

TWENTY-SIXTH. **<u>EVALUATION AND COMPENSATION COMMITTEE</u>.** The Evaluation and Compensation Committee of the Board of Directors of the Corporation shall perform the following duties:

a) Suggesting to the Board of Directors the procedures for proposing the Chief Executive Officer and top-level executives of the Corporation;

b) Proposing to the Board of Directors of the Corporation the criteria for the evaluation of the Chief Executive Officer and of the top-level executives of the

Corporation, in accordance with the general guidelines laid down by the Board of Directors;

c) Analyzing and promoting to the Board of Directors of the Corporation the proposal made by the Chief Executive Officer thereof about the structure and amount of the remunerations of the main executives of the Corporation;

d) Supporting the Board of Directors of the Corporation in checking that the hiring conditions of the Chief Executive Officer and of the top-level executives of the Corporation are in accordance with the guidelines approved by the Board of Directors; and

TWENTY-SEVENTH. <u>AUDIT COMMITTEE</u>. The Audit Committee of the Board of Directors shall be formed by a majority of Independent Board Members and its Chairperson shall also be an Independent Board Member, pursuant to Article Fourteen-A Three of the Securities Market Act. The Audit Committee shall perform the following duties:

a) Opining on the transactions with related persons referred to by subdivision d) of the Fourth Section of

Article Fourteen-A Three of the Securities Market Act and the TWENTY-THIRD Clause of these corporate bylaws;

b) Proposing to the Board of Directors of the Corporation the hiring of independent specialists in cases where it deems it to be convenient, in order for their to express their opinion about the transactions referred to by subdivision d) of the Fourth Section of Article Fourteen-A Three of the Securities Market Act;

c) Recommending to the Board of Directors of the Corporation the candidates for external auditors of the Corporation;

d) Recommending to the Board of Directors of the Corporation the hiring conditions and the scope of the professional mandates of the external auditors;

e) Supporting the Board of Directors of the Corporation, supervising the fulfillment of the auditing contracts;

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f) Serving as a communication channel between the Board of Directors of the Corporation and the external auditors, as well as ensuring the independence and objectivity of the latter parties;

g) Reviewing the work schedule, the letters of observations and the audit reports and informing the Board of Directors of the Corporation about the results;

h) Recommending to the Board of Directors of the Corporation the rules for the preparation of the financial information;

i) Aiding the Board of Directors of the Corporation by the revision of the financial information and its process of issuance;

j) Contributing in defining the general guidelines of the Corporation's internal control system and evaluating its effectiveness;

k) Aiding the Board of Directors of the Corporation in the coordination and evaluation of the annual internal audit schedules;

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

l) Coordinating the labors of the external auditor, internal auditor and Statutory Auditors of the Corporation; and

m) Verifying that the necessary mechanisms exist for enabling checks that the Corporation complies with the different statutes to which it is subject.

TWENTY-EIGHTH. <u>FINANCES AND PLANNING COMMITTEE</u>. The Finances and Planning Committee of the Board of Directors of the Corporation shall perform the following duties:

a) Evaluating and, if applicable, suggesting the Corporation's investment policies proposed by the Chief Executive Officer's Office, in order to later submit them to the approval of the Board of Directors;

b) Evaluating and, if applicable, suggesting the Corporation's financing policies proposed by the Chief Executive Officer's Office, in order to later submit them to the approval of the Board of Directors;

c) Evaluating and, if applicable, suggesting the guidelines for determining the Corporation's strategic planning;

d) Opining about the premises of the annual budget and proposing them to the Board of Directors of the Corporation for its approval;

e) Providing follow-up to the application of the budget and the strategic plan of the Corporation; and

f) Identifying the risk factors to which the Corporation is subject and evaluating the policies for their management.

TWENTY-NINTH. **MANAGING DIRECTORS AND OTHER EXECUTIVES**. in addition to the Board of Directors, there may be Managing Directors and executives, who may or may not be shareholders, and who shall be designated by the Shareholders' Meeting or of the Board of Directors. Such executives shall have such powers as are granted them upon their designation, which in any event may be extended or restricted by express agreement of the Shareholders' Meeting or of the Board of Directors.

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THIRTIETH. **BONDS**. The members of the Board of Directors, as well as the Chief Executive Officer and other executives who are designated, shall furnish a bond conditioned upon the faithful performance of their duties, by means of a deposit made to the Corporation's Treasury, of the sum determined by the shareholders' meeting at which they were elected, or failing this, the sum of the par value of one share of the Corporation.

THIRTY-FIRST. **OVERSIGHT OF THE CORPORATION**. The oversight of the Corporation, as determined by the Ordinary General Shareholders' Meeting of the Corporation, shall be entrusted to one or more Statutory Auditors; Alternate Statutory Auditors may also be designated. Both the Regular Statutory Auditors and their Alternates do not need to be shareholders in the Corporation, but they are subject to the exceptions established in Article one hundred and sixty-five of the General Law on Business Corporations. They shall be designated and dismissed freely by the shareholders of the Ordinary General Shareholders' Meeting; they may be reelected; they shall remain in office for one year, but shall continue validly in functions until their successors have been designated and have taken over their posts; they shall furnish a bond to guarantee the faithful performance of their duties in the same manner laid down for Board Members and they shall receive the emoluments determined by the shareholders at an Ordinary General Meeting.

Any holders of shares with or without the right to vote representing at least ten percent of the capital stock may designate a Regular Statutory Auditor and, if applicable, that person's respective alternate. The appointments of the Statutory Auditors designated by the majorities may only be revoked when the appointments of the other Statutory Auditors of the Corporation are revoked.

THIRTY-SECOND. PERFORMANCE OF THE STATUTORY AUDITORS. The Statutory Auditor or Auditors shall have the powers and obligations contained in the General Law on Business Corporations. The temporary or permanent vacancy of the post of Statutory Auditor shall be covered by the Alternate Statutory Auditor, if any, and in his or her absence, the Board of Directors, within the term of three days, shall call an Ordinary General Shareholders' Meeting, which shall deal with the election of a new Statutory Auditor.

THIRTY-THIRD. **ACQUISITION OF THE CORPORATION'S OWN SHARES.** The Corporation may acquire shares representing its capital stock through the securities market in which it trades and at the current market price; the prohibition established in the first paragraph of Article One Hundred and Thirty-Four of the General Law on Business Corporations shall not be applicable and it shall comply with the requirements of the Securities Market Act, any provisions of a general nature issued in that respect by the National Banking and Securities Commission and other applicable legal provisions, pursuant to the following:

a) The purchase of the corporation's own shares shall be charged to the net worth while such shares belong to the Corporation.

b) In the event that it is decided to convert the Corporation's own shares it has acquired into treasury stock, the charge shall be made to the capital stock. In this case, no resolution of the Shareholders' Meeting of the Corporation shall be required.

c) The Ordinary General Shareholders' Meeting shall expressly decide, for each fiscal year, the maximum amount of funds that may be allocated to the purchase of the corporation's own shares, with the limitation that the sum total of the funds that may be allocated for that purpose shall on no account exceed the total balance of the net profits of the Corporation, including the withheld profits.

d) The Corporation's Board of Directors shall designate the person or persons responsible for the acquisition and placement of the Corporation's own shares.

e) While the share belong to the Corporation, they may not be represented in Shareholders' Meetings of any kind.

f) The Corporation's own shares or, if applicable,, the treasury stock referred to by Article Fourteen-A three of the Securities Market Act, may be placed among the investing public without, in this case, the respective increase of capital stock requiring a Shareholders' Meeting resolution of any kind, or a resolution from the Board of Directors regarding their placement.

g) On no account may the transactions for acquisition and placement of the Corporation's own share give rise to the percentages authorized under Section II of Article Fourteen-A Three of the Securities Market Act being exceeded, in the case of shares other than those of common stock, nor may the requirements be breached for maintaining the registration in the list of securities of the stock exchange on which the shares representing the capital stock of the Corporation are quoted.

THIRTY-FOURTH. INVESTMENT IN SHARES OF THE CORPORATION. Any corporations in which this corporation holds the majority of the shares or equity interest shall not directly or indirectly invest in shares thereof, nor of any other corporation which is a majority shareholder of this corporation, or if without being so, the subsidiary corporations, have knowledge that it is a shareholding corporation thereof.

THIRTY-FIFTH. <u>CANCELLATION OF THE REGISTRATION IN THE SECTION OF SECURITIES OF THE NATIONAL REGISTRY OF SECURITIES AND BROKERS</u>. By the terms of article Sixteen of the Securities Market (Act), in the event that the listing of the shares representing the capital stock of the Corporation in the Securities Section of the National Register of Securities is canceled, either at the request of the corporation itself or by a resolution adopted by the National Banking and Securities Commission in accordance with law, any shareholders which [redacted] the control of the corporation shall make a public offer of purchase, prior to the cancellation, at the price which turns out to be highest out of the average of the close of the transactions which have been done during the thirty days in which the shares had been quoted, prior to the date of the offer, or else the accounting value of the share in accordance with the last quarterly report, presented to the National Banking and Securities Commission and to the Mexican Securities Exchange before the offer.

In the event of a wish to modify this clause, it shall require a minimum voting quorum of ninety-five percent of the capital stock and the prior approval of the National Securities Commission.

THIRTY-SIXTH. **FISCAL YEARS**. The fiscal years shall include a period of no more than twelve months. The Ordinary General Shareholders' Meeting, or failing this, the Board of Directors, may decide the dates of commencement and closure of the fiscal year, always in compliance with the current tax provisions in force.

THIRTY-SEVENTH. **FINANCIAL INFORMATION**. At the end of each fiscal year, the report shall be prepared which is referred to in Article One Hundred and Seventy-Two of the General Law on Business Corporations and the procedure proposed in Articles One Hundred and Seventy-Three and One Hundred and Seventy-Seven of such law shall be followed.

THIRTY-EIGHTH. **DISTRIBUTION OF PROFITS**. The net profits obtained in each fiscal year, after the corresponding financial statement has been approved by the Corporation's shareholders, shall be distributed as follows:

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1. If necessary, the quantity shall be prepared corresponding to the workers as their share in the company's profits;

2. Five percent shall be set aside to form or increase the legal reserve fund, until such fund is at least equal to one fifth of the capital stock; and

3. The rest may be allocated to the creation of special funds or else distributed among the shareholders in proportion to the number of their shares, in the manner and terms decided upon at the Ordinary General Shareholders' Meeting.

THIRTY-NINTH. **<u>FOUNDING PARTNERS</u>**. The founding partners have not reserved any special share in the profits of the Corporation, other than that which corresponds to them as shareholders.

FORTIETH. **<u>LOSSES</u>**. If there is any loss, it shall be born by the shareholders in proportion to the number of their shares; the liability of the shareholders is limited to the amount of the par value of such shares.

FORTY-FIRST. UNCOLLECTED DIVIDENDS. The 'Corporation shall acquire any dividends declared but not collected within a period of five years by prescription, pursuant to the provisions of Article One Thousand Forty-Five of the Commercial Code [Código de Comercio].

FORTY-SECOND. DISSOLUTION AND LIQUIDATION. Once the Corporation has been dissolved, it shall be placed in liquidation for such purpose. The shareholders, at the same Extraordinary General Shareholders' Meeting at which the liquidation was decided upon, shall appoint one or more liquidators; their duties shall be indicated and the retribution that corresponds to them; the shareholders shall set a term for the performance of their commission and they shall establish the general rules to which the liquidators shall be subject.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

During the liquidation period, the shareholders' meeting shall be held and it shall function by the same terms as these bylaws function. The liquidators shall assume the duties entrusted to the Board of Directors during the normal running of the corporation, but with the modalities imposed by the state of liquidation.

The Statutory Auditor or Auditors shall continue fulfilling their same obligations and they shall maintain, with respect to the liquidators, the same situation which they had with respect to the Board of Directors.

Until the designation of the liquidators has been listed in the Public Commerce Registry and they have taken possession of their posts, the Board of Directors shall continue with its duties, but it shall not commence new operations after the resolution of the dissolution has been adopted.

Once the liquidation has been concluded, the liquidators shall obtain the cancellation of the listing of the articles of incorporation and modifications, if any, in the Public Commerce Registry of the state where the corporation had its principal place of business.

FORTY-THIRD. **GENERAL PROVISIONS**. The Corporation shall be governed by the provisions of these corporate bylaws and in the event of omission, by the General Law on Business

Corporations, the Securities Market Act and any provisions emanating therefrom.

Wherefore, and after extensive discussion, the shareholders adopted the following resolutions by majority vote:

<u>Resolution No. 1</u>: The complete amendment of the Corporate Bylaws of the Corporation, by the foregoing terms, is approved.

<u>Resolution No. 2</u>: As a consequence of the bylaws amended as agreed above, it is decided that each and all of the shares in circulation shall be canceled and new common registered shares without par value of the sole series shall be issued, pursuant to the new provisions of the Corporate Bylaws.

<u>Resolution No. 3</u>: It is decided that the exchange of certificates referred to by Resolution No. 2 immediately above shall be carried out within 30 days at the latest of the date of this Meeting, after having published the corresponding notice in one of the newspapers with the highest circulation of the principal place of business.

WILLY DE WINTER

SECOND. In the analysis and discussion of the second item on the Agenda of the Extraordinary General Shareholders' Meeting, the shareholders of the corporation decided by majority vote to adopt the following:

<u>**Resolution No. 4**</u>: Mr. Héctor Hernández-Pons Torres and/or Ms. Ma. Del Carmen Struck Cano and/or Mr. Diego Rueda-Chapital and/or Ms. Edna Vargas Díaz are designated to, jointly or individually, carry out the exchange of shares agreed upon above, to present the right documents to the public or private institutions, authorities or agencies as required, to appear before the Notary Public of their choice in order to have these minutes notarized, and to issue any plain or certified copies thereof that are requested from them or so that in general, they may adopt the necessary measures tending toward the complete fulfillment of the resolutions of this meeting.

<u>Ordinary General Shareholders' Meeting:</u>

FIRST. In the discussion and analysis of the first item on the Agenda of the Ordinary General Shareholders' Meeting, the Chairman on behalf of the Board of Directors reported on the activities and results of the fiscal year from January 1 through December 31, 2001, which is rendered to the shareholders' meeting including the corresponding report, of the companies where Grupo Herdez, S.A. de C.V. is a shareholder, to wit: Herdez, S.A. de C.V., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Hormel Alimentos, S.A. de C.V., McCormick de México, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V., Hersea, S.A. de C.V., Sociedad de Desarrollo Agrícola, S.A. de C.V., and Champiñones los Altos, S. de R.L. de C.V., under the terms established in the Eleventh Clause of these Corporate Bylaws.

Thereupon, the Statutory Auditor of the corporation proceeded to read the audit with respect to the aforementioned fiscal year.

Once such reports had been presented, the shareholders in attendance, by majority vote, adopted the following:

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Resolution No. 1: Both the report of the Board of Directors and the audit of the Statutory Auditor of the corporation are acknowledged as having been presented, including the

Corporation's Financial Statements and the reports of the companies in which Grupo Herdez, S.A. de C.V. is a shareholder, to wit: Herdez, S.A. de C.V., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Hormel Alimentos, S.A. de C.V., McCormick de México, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V., Hersea, S.A. de C.V., Sociedad de Desarrollo Agrícola, S.A. de C.V., and Champiñones los Altòs, S. de R.L. de C.V., under the terms of the Eleventh Clause of these Corporate Bylaws and of Articles 172 and 166 of the General Law on Business Corporations, with respect to the operations of the fiscal year ending December 31, 2001.

SECOND. In the analysis and discussion of this second item on the Agenda, the Chairman submitted to the consideration of the shareholders the proposal for distribution of the profits or losses of the fiscal year running from January 1 through December 31, 2001, in accordance with the following terms:

PROFIT AND LOSS STATEMENT

	(Pesos)
Pre-tax profits:	128,120,739.25

Income Tax:	-3,363,167.30
Net Profit:	131,483,906.55
Legal Reserve:	6,574,195.33
Profit after Legal Reserve:	**124,909,711.22**

Wherefore, and in agreement with the presentation, the shareholders decided by majority vote to adopt the following:

Resolution No. 2: The proposal for distribution of the profits and losses of the fiscal year from January 1 through December 31, 2001 is approved by the terms set forth.

THIRD. As the third item on the Agenda, the Chairman stated to the shareholders that, inasmuch as the profits reflected in the Financial Statements duly approved by the present Meeting permit the payment of a dividend, he proposed that under such item the sum of Mex$69,721,733.89 (SIXTY-NINE MILLION SEVEN HUNDRED AND TWENTY-ONE THOUSAND SEVEN HUNDRED AND THIRTY-THREE PESOS, 89 CENTS, MEXICAN CURRENCY) be shared out at the ratio of $0.165 (ZERO PESOS 165/1000 CENTS, MEXICAN CURRENCY), per each of the shares of series "B" in circulation, and that the setting of the payment date thereof be delegated to the Board of Directors, considering the possibilities of the Corporation's cash flow.

After extensive discussion, the shareholders the shareholders, by majority vote, adopted the following:

<u>Resolution No. 3</u>: The declaration of a dividend stemming from the. Net Tax Profit Account is approved for the sum of Mex$69,721,733.89 (SIXTY-NINE MILLION SEVEN HUNDRED AND TWENTY-ONE THOUSAND SEVEN HUNDRED AND THIRTY-THREE PESOS, 89 CENTS, MEXICAN CURRENCY) at the ratio of $0.165 (ZERO PESOS 165/1000 CENTS, MEXICAN CURRENCY), per each of the shares of series "B" in circulation, and the setting of the payment date thereof is delegated to the Board of Directors, considering the possibilities of the Corporation's cash flow in accordance with the percentage of shares possessed by each shareholder and against the delivery of coupon number ONE, of the certificates of the sole Series, after publication of the corresponding notice in one of the highest circulation newspapers of the principal place of business.

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FOURTH. In the discussion and analysis of this item on the Agenda, the Chairman stated to the shareholders that, by virtue of the results obtained in the company, he deemed it convenient to reelect to their posts the members of the Board of Directors for the following fiscal year. He informed the meeting that Mr. Antonio Damián Basurto, in the latter's own interests, submitted his resignation as Regular Statutory Auditor of the Corporation, wherefore he proposed Mr. Francisco Javier Soní Ocampo, who has been acting as Alternate Statutory Auditor, in order to now occupy the post of Statutory Auditor, and Mr. José Alfredo Hernández Linares, to occupy the post of Alternate Statutory Auditor.

He also nominated Messrs. Iñigo Dávila Fernández and Pablo Lezama Vélez to form part of the Corporation's Board of Directors.

Furthermore, Mr. Alberto Manuel Sepúlveda y González Cosío, on behalf of GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa Grupo Financiero GBM (formerly Grupo Financiero GBM Atlántico), Acciones y Valores de México, S.A. de C.V., and Banco Nacional de México, S.A. (Citibank México, S.A., Grupo Financiero Citibank), and with the representation of 37.92% (thirty-seven point nine two percent) of the capital stock present at this Meeting, exercising the right of the

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minorities provided for under the General Law on Business Corporations, the Securities Market Act and the Corporate Bylaws, he proposed to the Meeting that approval be given to the appointments of Messrs. José G. Aguilera Medrano, Esteban Malpica Fomperosa and Fernando Ramos Gonzáles de Gastilla as Regular Board Members of the Corporation, and Messrs. R. Andrew dePass, Raúl Peláez Cano and Julio Serrano Castro Espinosa as Alternate Board Members respectively, and Messrs. José Manuel Rincón Gallardo as Regular Statutory Auditor and Ángel Reyes Arias as Alternate Statutory Auditor.

This being the case, taking the floor, Mr. Héctor Hernández-Pons Torres, by virtue of the proposal of Mr. Alberto Manuel Sepúlveda y González Cosío, pointed out that Mr. Esteban Malpica Fomperosa, henceforth ceases to be a Board Member by invitation to become a member of the Board of Directors representing the minorities, as provided under the General Law on Business Corporations, the Securities Market Act and the Corporate Bylaws.

Wherefore, and after extensive discussion, the shareholders adopted by majority vote the following:

Resolution No. 4: With the gratitude of the meeting for the services he provided in the benefit of the corporation, the resignation of Mr. Antonio Damián Basurto as Statutory Auditor is accepted. His work is approved with only the statutory reservations, wherefore he is released from all future liability in which he may have incurred owing to the performance of his duties.

As a consequence of the foregoing, the bond Mr. Antonio Damián Basurto furnished conditioned upon the faithful performance of his duties by the terms of the General Law on Business Corporations shall be returned to him.

Resolution No. 5: The nominations of both the Chairman of the Meeting and Mr. Alberto Manuel Sepúlveda y González Cosío are approved, by the terms set forth, so that the Board of Directors and the Auditors of the corporation shall be formed as follows:

BOARD OF DIRECTORS:

Regular Board Members:		Alternate Board Members:
Enrique Hernández-	Chairman and Chief	

Pons Torres.	Executive Officer
Héctor Hernández- Pons Torres.	Executive Vice-Chairman Secretary and Chief Executive Officer
Olympia Torres de Hernández-Pons.	
Carlos Autrey Maza.	
Enrique Castillo Sánchez Mejorada.	
Juan G. Mijares Dávalos.	
Luis Nieto Martínez.	
Joào Alves de Queiroz Filho.	
Ernesto Ramos Ortíz.	Treasurer

Esteban Malpica Fomperosa. Raúl Peláez Cano.

Pedro G. Gracia Medrano Murrieta.

Alejandro Martínez Gallardo.

Iñigo Dávila Fernández.

Pablo Lezama Vélez.

José G. Aguilera Medrano. R. Andrew dePass.

Fernando Ramos Gonzáles de Castilla. Julio Serrano Castro Espinosa.

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Francisco Javier Soní Ocampo.	Regular Statutory Auditor.
José Alfredo Hernández Linares.	Alternate Statutory Auditor.
José Manuel Rincón Gallardo	Regular Statutory Auditor.
Ángel Reyes Arias	Alternate Statutory Auditor.

It is hereby set on record that by reports received in that respect, and in the event of his appointment being accepted, Mr. Francisco Javier Soní Ocampo had accepted his appointment without making a new deposit to guarantee his work, by virtue of the fact that the Corporation shall maintain as guarantee for the due performance of his commission as Regular Statutory Auditor of the Corporation, the deposit which he had made previously to guarantee his work as Alternate Statutory Auditor.

As a consequence, it is resolved that the resignation of Mr. Javier Soní Ocampo to the position he had been occupying as Alternate Statutory Auditor of the Corporation is accepted.

Furthermore, it is hereby set on record that by reports received in that respect, and in the event of their appointments being accepted, Messrs. José Alfredo Hernández Linares, José Rincón Gallardo, Ángel Reyes Arias, Iñigo Dávila Fernández, Pablo Lezama Vélez, José Aguilera Medrano, Fernando Ramos Gonzáles de Gastilla, R. Andrew dePass, Julio Serrano Castro Espinosa and Raúl Peláez Cano accepted their appointments and deposited with the corporation's treasury the corresponding bonds to guarantee the faithful performance of their new posts, by the terms of the provisions of the General Law on Business Corporations and of the Corporate Bylaws.

With regard to the members of the Board of Directors who were present, they accepted their posts. With regard to those who were absent, their posts were acknowledged as accepted, by virtue of reports received in that respect. Furthermore, the bonds furnished previously shall continue to be valid, since this is a matter of reelection.

Moreover, and in connection with the emoluments to be paid to the members of the Board of Directors and Statutory Auditor, the shareholders decided by majority vote upon the following:

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Resolution No. 6: It is hereby resolved to continue paying as a net amount, to each of the members of thè Board of Directors and to the Statutory Auditor of the corporation, a $50.00 GOLD coin for attendance at each meeting of the Board of Directors.

FIFTH. Going on to deal with this item on the Agenda, the Chairman informed the meeting that in accordance with the new provisions of the Securities Market Act, the Code of Better Corporate Practices issued by the National Banking and Securities Commission in its Directive 11-29-A and with the bylaw amendments agreed upon at this meeting, it is necessary to designate the members of the Audit Committee, Evaluation and Compensation Committee and Finances and Planning Committee of the Board of Directors of the Corporation, in addition to reviewing the slate of the members of the existing Executive Committee, wherefore he submitted his proposal for consideration as follows:

AUDIT COMMITTEE:

Enrique Castillo Sánchez Mejorada. Chairman

Juan G. Mijares Dávalos.

Martín Ernesto Ramos Ortíz.

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EVALUATION AND COMPENSATION COMMITTEE:

Carlos Autrey Maza.	Chairman
Héctor Hernández-Pons Torres.	
Enrique Hernández-Pons Torres.	
Pedro G. Gracia Medrano Murieta.	

FINANCES AND PLANNING COMMITTEE.

Martín Ernesto Ramos Ortíz.	Chairman
Enrique Castillo Sánchez Mejorada.	
Héctor Hernández-Pons Torres.	

EXECUTIVE COMMITTEE:

Enrique Hernández-Pons Torres.	Chairman
Héctor Hernández-Pons Torres.	
Martín Ernesto Ramos Ortíz.	
Alejandro Martínez Gallardo.	
Pedro G. Gracia Medrano Murieta.	

Additionally, Mr. Alberto Manuel Sepúlveda y González Cosío, with his representation and exercising his right, submitted to the consideration of the attendees the appointment of Mr. José Aguilera G. Medrano and Esteban Malpica Fomperosa as members of the Executive Committee of the Corporation, Mr. Fernando

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Ramos González de Castilla as member of the Audit Committee, Mr. Esteban Malpica Fomperosa as member of the Evaluation and Compensation Committee and Mr. José G. Aguilera Medrano as member of the Finances and Planning Committee.

Wherefore, and after ample discussion of the foregoing, the shareholders approved the following by majority vote:

<u>Resolution No. 7</u>: The slates for the members of the Audit Committee, the Evaluation and Compensation Committee, the Finances and Planning Committee and the Executive Committee of the Board of Directors, proposed by the Chairman, is approved as follows:

AUDIT COMMITTEE:

Enrique Castillo Sánchez Mejorada. Chairman

Juan G. Mijares Dávalos.

Martín Ernesto Ramos Ortíz.

Fernando Ramos González de Castilla.

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EVALUATION AND COMPENSATION COMMITTEE:

Carlos Autrey Maza. Chairman

Héctor Hernández-Pons Torres.

Enrique Hernández-Pons Torres.

Pedro G. Gracia Medrano Murieta.

Esteban Malpica Fomperosa.

FINANCES AND PLANNING COMMITTEE.

Martín Ernesto Ramos Ortíz. Chairman

Enrique Castillo Sánchez Mejorada.

Héctor Hernández-Pons Torres.

José G. Aguilera Medrano.

EXECUTIVE COMMITTEE:

Enrique Hernández-Pons Torres. Chairman

Héctor Hernández-Pons Torres.

Martín Ernesto Ramos Ortíz.

Alejandro Martínez Gallardo.

Pedro G. Gracia Medrano Murieta.

José G. Aguilera Medrano.

Esteban Malpica Fomperosa.

SIXTH. In the analysis and discussion of the sixth item on the Agenda, the Chairman, in fulfillment of Article 14-A 3 of the Securities Market Act, proposed to the shareholders that they approve as the maximum amount of funds which the Corporation

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

may allocate to the purchase of its own stock for the fiscal year ending on December 31, 2002, the sum of Mex$154,426,000.00 (ONE HUNDRED AND FOUR MILLION FOUR HUNDRED AND TWENTY-SIX THOUSAND PESOS, NO CENTS, MEXICAN CURRENCY). This being a persuasive proposal, the shareholders decided by majority vote to adopt the following resolution:

<u>Resolution No. 8</u>: The sum of Mex$154,426,000.00 (ONE HUNDRED AND FOUR MILLION FOUR HUNDRED AND TWENTY-SIX THOUSAND PESOS, NO CENTS, MEXICAN CURRENCY) is approved as the maximum amount of funds which the Corporation may allocate to the purchase of its own stock for the fiscal year ending on December 31, 2002, under the terms of Article 14-A 3 of the Securities Market Act.

SEVENTH. In the analysis and discussion of the final item on the Agenda, the shareholders decided by majority vote to adopt the following resolution:

<u>Resolution No. 9</u>: It is resolved that Messrs. Héctor Hernández-Pons Torres and/or María del Carmen Struck Cano, and/or Diego Martínez Rueda-Chapital and/or Edna Vargas Díaz be designated so that if necessary, they may: appear jointly

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, **WILLY I. DE WINTER GALLEGOS**,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
___Spanish____ and English languages,
certifies that the above is a true and
exact translation of the document attached
México City. APR 3 0 2002

WILLY I. DE WINTER GALLEGOS.

or individually before the notary public of their choice to have the contents of these minutes notarized; issue any plain or certified copies thereof requested of them; issue the payment of dividends decided on hereinabove; and in general, adopt any measures to help the resolutions adopted in this meeting become fully effective before the law.

There being no other business, the Chairman, after a recess for the preparation and reading of these minutes, adjourned the Meeting, signing them in witness thereof together with the Secretary and the Statutory Auditor.

ENRIQUE HERNÁNDEZ-PONS TORRES Chairman	HÉCTOR HERNÁNDEZ-PONS TORRES Secretary

ANTONIO DAMIÁN BASURTO

Statutory Auditor.

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO